UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2022

Forge Group, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	85-4184821
(State or other incorporation)	(I.R.S. Employer Identification No.)

P.O. Box 15033

Worcester, MA 01605

(Full mailing address of principal executive offices)

(202) 547-8700

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II

Use of Terms

Unless the context otherwise requires, as used in this report:

●

“FIC” refers to Forge Insurance Company, previously named Amalgamated Casualty Insurance Company, and its consolidated subsidiaries. Effective on March 18, 2022, Amalgamated Casualty Insurance Company changed its name to Forge Insurance Company;

●

“FRM” refers to Forge Risk Management, Inc., previously named American Risk Management, Inc., a producer for FIC under a nonexclusive agency agreement. Effective on February 10, 2022, American Risk Management, Inc. changed its name to Forge Risk Management, Inc.;

●

“the Company,” “we,” “us,” and “our” refer to Forge Insurance Company and its consolidated subsidiaries prior to March 11, 2022, and to Forge Group, Inc. and its consolidated subsidiaries after March 11, 2022;

●

“conversion” refers to a series of transactions by which Forge Insurance Company, previously named Amalgamated Casualty Insurance Company, converted from mutual form to stock form and became a subsidiary of Forge Group, Inc. Given that the conversion did not occur until March 11, 2022, some of the information presented in this report is shown on a pre-conversion basis;

●	“Department” means the District of Columbia Department of Insurance, Securities and Banking;

●

“eligible member” refers to a person who was an owner of an insurance policy issued by Forge Insurance Company, previously named Amalgamated Casualty Insurance Company, and in-force on February 3, 2021, the date the plan of conversion was adopted by the board of trustees of Amalgamated Casualty Insurance Company;

●	“ESOP” means our employee stock ownership plan;

●

“mutual form” refers to an insurance company organized as a mutual company, which is a form of organization in which the policyholders or members have certain membership rights in the mutual company, such as the right to vote with respect to the election of directors and approval of certain fundamental transactions, including the conversion from mutual to stock form; however, unlike shares held by shareholders, membership rights are not transferable and do not exist separately from the related insurance policy;

●	“offering” refers to the subscription offering and the public offering taken together;

●	“public offering” refers to the offering of up to 2,300,000 shares of our common stock to the general public under the plan of conversion;

●

“stock form” is a form of organization in which the only rights that policyholders have are contractual rights under their insurance policies and in which voting rights reside with shareholders under state corporate law; and

●

“subscription offering” refers to the offering of up to 2,300,000 shares of our common stock under the plan of conversion to eligible members, the ESOP, and trustees, officers, and employees of Amalgamated Casualty Insurance Company.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Undue reliance should not be placed on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes included elsewhere in this Form 1-SA. Some of the information contained in this discussion and analysis or set forth elsewhere in this Form 1-SA constitutes forward-looking information that involves risks and uncertainties. Please see Special Note Regarding Forward-Looking Information for more information.

Overview

Forge Group, Inc. (the “Company”) is a is a Pennsylvania corporation that was organized in 2021. Forge Group, Inc. was formed so that it could (i) acquire all of the capital stock of Forge Insurance Company (“FIC”), previously named Amalgamated Casualty Insurance Company, in a mutual to stock conversion and (ii) acquire FIC’s affiliated insurance agency, Forge Risk Management, Inc. (“FRM”), previously named American Risk Management, Inc. Prior to the conversion, Forge Group, Inc. did not engage in any operations. After the conversion, Forge Group, Inc.’s primary assets are (i) the outstanding capital stock of FIC, (ii) the outstanding capital stock of FRM, and (iii) a portion of the net proceeds from the offering completed in connection with the conversion of FIC. The Company’s initial public offering, and the concurrent acquisition of FRM, were completed on March 11, 2022. Please see Completion of Offering, Conversion and Agency Acquisition for more information. References to the Company’s financial information in this report is to the financial information for Forge Group, Inc., FIC, and FRM on a consolidated basis after March 11, 2022. References to the Company’s financial information in this report is to the financial information for FIC on a consolidated basis prior to March 11, 2022.

The Company, through its wholly owned subsidiaries FIC and FRM, operate as a specialist property and casualty insurance business. FIC was incorporated in the District of Columbia in 1938. As of June 30, 2022, FIC is licensed as a property and casualty insurer in 30 states and the District of Columbia. FIC’s principal business consists of underwriting commercial automobile insurance products targeted to small business owners and operators. Historically, FIC has focused on the public automobile business class segment within the commercial automobile insurance line. Vehicles within the public automobile business class segment are used to transport passengers from one location to another. In this business class segment, operation of the commercial vehicle is generally the primary source of business revenue. Specifically, FIC has historically underwritten insurance for the following public automobile business classes: taxi cabs, passenger sedans, golf carts, school vans, and other light transportation vehicles. FIC has begun developing commercial auto insurance products targeting additional business class segments, namely trade and service providers such as electricians, plumbers, and carpenters (collectively, the “small business class segment”). FIC’s products are marketed and distributed through FRM, its appointed insurance producer. FRM solicits business directly from customers and works with insurance agency sub-producers, referred to as “distribution partners”. As of June 30, 2022, FRM is licensed as a property and casualty insurance producer in 30 states and the District of Columbia.

For the six months ended June 30, 2022, we had net premiums written of $4.4 million, net premiums earned of $4.4 million, and net loss attributable to the Company of $11.5 million. The net loss is largely attributable to a $7.3 million dividend to policyholders the Company incurred in connection with its conversion. Please see Completion of Offering, Conversion and Agency Acquisition. For the six months ended June 30, 2021, we had net premiums written of $4.1 million, net premiums earned of $3.6 million, and a net gain attributable to the Company of $1.2 million.

Principal Revenue and Expense Items

We derive our revenue primarily from premiums earned, net investment income and net realized gains (losses) from investments.

Gross and net premiums written

Gross premiums written is equal to direct and assumed premiums before the effect of ceded reinsurance. Net premiums written is the difference between gross premiums written and premiums ceded or paid to reinsurers (ceded premiums written).

Premiums earned

Premiums earned is the earned portion of our net premiums written. Gross premiums written include all premiums recorded by an insurance company during a specified policy period. Insurance premiums on property and casualty insurance contracts are recognized in proportion to the underlying risk insured and are earned ratably over the duration of the policies. At the end of each accounting period, the portion of the premiums that is not yet earned is included in unearned premiums and is realized as revenue in subsequent periods over the remaining term of the policy. Our policies typically have a term of twelve months. Thus, for example, for a policy that is written on July 1, 2021, one-half of the premiums would be earned in 2021 and the other half would be earned in 2022.

Net investment income and net realized gains (losses) on investments

We invest our surplus and the funds supporting our insurance liabilities (including unearned premiums and unpaid loss and loss adjustment expenses) in cash, cash equivalents, equities, fixed maturity securities and real estate. Investment income includes interest and dividends earned on invested assets. Net realized gains and losses on invested assets are reported separately from net investment income. We recognize realized gains when invested assets are sold for an amount greater than their cost or amortized cost (in the case of fixed maturity securities) and recognize realized losses when investment securities are written down as a result of an other than temporary impairment (“OTTI”) or sold for an amount less than their cost or amortized cost, as applicable. Our portfolio of investment securities is managed internally.

Our underwriting and investment expenses consist primarily of employee salaries and benefits, commissions, taxes, licenses and fees, board bureau and association fees, underwriting reports, rent and office expenses, professional fees, fees paid to third party service providers, and other administrative expenses incurred to support the production and underwriting of premium written and policyholder service.

Loss and loss adjustment expense

Loss and loss adjustment expenses represent the largest expense item and include: (1) claim payments made, (2) estimates for future claim payments and changes in those estimates for prior periods, and (3) costs associated with investigating, defending and adjusting claims.

Amortization of deferred policy acquisition costs and underwriting and administrative expenses

Expenses incurred to underwrite risks are referred to as policy acquisition expenses. Variable policy acquisition costs consist of commission expenses, premium taxes and certain other underwriting expenses that vary with, and are primarily related to, the writing and acquisition of new and renewal business. These policy acquisition costs are deferred and amortized over the effective period of the related insurance policies. Fixed policy acquisition costs, referred to herein as underwriting and administrative expenses, are expensed as incurred. These costs include salaries, rent, office supplies, depreciation and all other operating expenses not otherwise classified separately.

Income taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax basis of our assets and liabilities. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date.

Key Financial Measures

We evaluate our insurance operations by monitoring certain key measures of growth and profitability. In addition to reviewing our financial performance based on results determined in accordance with generally accepted accounting principles in the United States (GAAP), we utilize certain non-GAAP financial measures that we believe are valuable in managing our business and for comparison to our peers. These non-GAAP measures are combined ratio, written premiums, underwriting income, the loss and loss adjustment expense ratio, the expense ratio, the ratio of net written premiums to statutory surplus and return on average equity.

We measure growth by monitoring changes in gross premiums written and net premiums written. We measure underwriting profitability by examining loss and loss adjustment expense, underwriting expense and combined ratios. We also measure profitability by examining underwriting income (loss) and net income (loss).

Loss and loss adjustment expense ratio

The loss and loss adjustment expense ratio is the ratio (expressed as a percentage) of loss and loss adjustment expenses incurred to premiums earned. We measure the loss ratio on an accident year and calendar year loss basis to measure underwriting profitability. An accident year loss ratio measures loss and loss adjustment expenses for insured events occurring in a particular year, regardless of when they are reported, as a percentage of premiums earned during that year. A calendar year loss ratio measures loss and loss adjustment expense for insured events occurring during a particular year and the change in loss reserves from prior accident years as a percentage of premiums earned during that year.

Expense ratio

The underwriting expense ratio is the ratio (expressed as a percentage) of amortization of deferred policy acquisition costs and net underwriting and administrative expenses (attributable to insurance operations) to premiums earned, and measures our operational efficiency in producing, underwriting and administering our insurance business.

GAAP combined ratio

Our GAAP combined ratio is the sum of the loss and loss adjustment expense ratio and the expense ratio and measures our overall underwriting profit. If the GAAP combined ratio is below 100%, we are making an underwriting profit. If our combined ratio is at or above 100%, we are not profitable without investment income and may not be profitable if investment income is insufficient.

Net premiums written to statutory surplus ratio

The net premiums written to statutory surplus ratio represents the ratio of net premiums written, after reinsurance ceded, to statutory surplus. This ratio measures our exposure to pricing errors in our current book of business. The higher the ratio, the greater the impact on surplus should pricing prove inadequate.

Underwriting income (loss)

Underwriting income (loss) measures the pre-tax profitability of our insurance operations. It is derived by subtracting loss and loss adjustment expense, amortization of deferred policy acquisition costs, and underwriting and administrative expenses from earned premiums. Each of these items is presented as a caption in our statements of operations.

Net income (loss) and return on average equity

We use net income (loss) to measure our profit and return on average equity to measure our effectiveness in utilizing equity to generate net income. In determining return on average equity for a given year, net income (loss) is divided by the average of the beginning and ending equity for that year.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires both the use of estimates and judgment relative to the application of appropriate accounting policies. We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions and that reported results of operations will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. Our critical accounting policies are more fully described in Item 2, Management Discussion and Analysis of Financial Condition and Results of Operations presented in our 2021 Annual Report and is incorporated by reference as if set forth herein. There have been no changes in our critical accounting policies from December 31, 2021.

Results of Operations

Our results of operations are influenced by factors affecting the commercial auto insurance industry in general. The operating results of the United States commercial auto insurance industry are subject to significant variations due to competition, weather, catastrophic events, regulation, general economic conditions, judicial trends, fluctuations in interest rates and other changes in the investment environment.

Our premium growth and underwriting results have been, and continue to be, influenced by market conditions. Pricing in the commercial auto insurance industry historically has been cyclical. During a soft market cycle, price competition is more significant than during a hard market cycle and makes it difficult to attract and retain properly priced commercial business. A hard market typically has a positive effect on premium growth.

The major components of operating revenues and net (loss) income for the six months ended June 30, 2022 and 2021 are as follows (dollars in thousands):

	For the six months ended
	June 30,
(dollars in thousands)	2022	2021

Revenues
Net premiums earned	$4,375	$3,614
Income from real estate held for investment	1,187	1,056
Investment income, net of investment expense	457	584
Realized investment gains (losses), net	19	95
Unrealized gains (losses) on equity securities, net	(1,888)	1,172
Other income	510	73
Total revenues	4,660	6,594

Expenses
Loss and loss adjusting expense	2,292	1,410
Policy acquisition costs and other operating expenses	3,433	1,725
Related party commissions	410	774
Depreciation and amortization	688	542
Interest expense	604	657
Policyholder dividends	7,300	-
Settlement loss on acquisition	749	-
Other expenses	130	212
Total expenses	15,606	5,320

Income (loss) before income taxes	(10,946)	1,274
Income tax expense	(377)	(45)
Net loss attributable to noncontrolling interest	16	16
Dividends accumulated on preferred stock	(145)	-
Net income (loss)	(11,452)	1,245
Total other comprehensive earnings (loss)	(1,417)	(171)
Comprehensive income (loss)	$(12,885)	$1,058

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Premiums

For the six months ended June 30, 2022, our direct premiums written were $4.7 million, compared to $4.2 million for the comparable period in 2021. This represents an increase of $0.5 million, or 11%, for the six months ended June 30, 2022 versus the comparable period in 2021. The increase is primarily due to (i) increased use of taxi cabs and passenger sedans as the impact of the COVID–19 pandemic receded and (ii) an increase in the number of our active distribution partners.

For the six months ended June 30, 2022, we ceded to reinsurers $277 thousand of written premiums, compared to $166 thousand for comparable period in 2021. For the six months ended June 30, 2022, ceded written premiums as a percent of direct premiums written were 6%, compared to 4% for the comparable period in 2021. The increase in ceded written premiums is due to an increase in the cost of our reinsurance, which is primarily a result of a hardening reinsurance pricing environment.

For the six months ended June 30, 2022, our net premiums written were $4.4 million, compared to $4.1 million for the comparable period in 2021. This represents an increase of $0.3 million, or 9%, for the six months ended June 30, 2022 versus the comparable period in 2021. The increase is primarily due to the increase in direct written premiums, which was somewhat offset by an increase in the cost of our reinsurance.

For the six months ended June 30, 2022, our net premiums earned were $4.4 million, compared to $3.6 million for the comparable period in 2021. This represents an increase of $0.8 million, or 21%, for the six months ended June 30, 2022 versus the comparable period in 2021. Premiums are earned ratably over the term of the policy whereas written premiums are reflected on the effective date of the policy.

Income from real estate held for investment

Real estate assets held for the production of income, which were $30.5 million and $30.9 million at June 30, 2022 and December 31, 2021, respectively, generated income of $1.2 million for the six months ended June 30, 2022 compared to $1.1 million for the comparable period in 2021. This represents an increase of $130 thousand over the prior year, principally due to contractual rent increases.

Investment income and realized gains (losses)

Our investment portfolio, excluding real estate assets held for the production of income, is generally highly liquid and 71.1% and 89.1% of the fixed income portfolio consisted of readily marketable, investment-grade fixed-income securities as of June 30, 2022 and December 31, 2021, respectively. The remainder of the portfolio is generally comprised of unrated fixed income securities, preferred stocks, common stocks, and limited partnership interests in funds which primarily invest in small-capitalization public equities. Net investment income is primarily comprised of interest earned and dividends paid on these securities, net of related investment expenses, and excludes realized gains and losses.

For the six months ended June 30, 2022, net investment income was $457 thousand, compared to $584 thousand for the comparable period in 2021. This represents a decrease of $127 thousand, or 22%, versus the comparable period in 2021. This decrease is primarily due to a decrease in the average balance of invested assets. Excluding real estate held for the production of income, cash and invested assets were $43.4 million and $40.3 million as of June 30, 2022 and December 31, 2021, respectively.

Unrealized gains (losses) on equity securities, net

For the six months ended June 30, 2022, net unrealized (losses) gains on equity securities were $(1.8) million, compared to $1.2 million for the comparable period in 2021. This represents a decrease of $3.0 million, or 261%, versus the comparable period in 2021. This decrease is primarily due to the downturn experienced in the equity markets during 2022.

Loss and loss adjusting expense

The table below details our unpaid losses and settlement expenses (“LAE”) and loss reserves for the six months ended June 30, 2022 and 2021.

	June 30,
(dollars in thousands)	2022	2021

Unpaid losses and LAE at beginning of year:
Gross	$9,678	$9,861
Ceded	924	1,200
Net	8,754	8,661

Increase (decrease) in incurred losses and LAE:
Current year	2,963	2,032
Prior years	(671)	(622)
Total incurred	2,292	1,410

Loss and LAE payments for claims incurred:
Current year	741	707
Prior years	1,977	2,162
Total paid	2,718	2,869
Net unpaid losses and LAE at end of year	8,328	7,202

Unpaid losses and LAE at end of year:
Gross	9,951	8,079
Ceded	1,623	877
Net	$8,328	$7,202

Differences from the initial reserve estimates emerged as changes in the ultimate loss estimates as those estimates were updated through the reserve analysis process. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed in light of additional information and ultimate payments were made on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is updated until all claims in a defined set are settled. As a small specialty insurer with a niche product portfolio, our experience will ordinarily exhibit fluctuations from period to period. While management attempts to identify and react to systematic changes in the loss environment, management must also consider the volume of experience directly available to us and interpret any particular period’s indications with a realistic technical understanding of the reliability of those observations.

For the six months ended June 30, 2022, we experienced favorable development relative to the December 31, 2021 reserve estimates, primarily from the 2021 and 2020 accident years.

Policy acquisition costs and other operating expenses

For the six months ended June 30, 2022, our policy acquisition costs and operating expenses were $3.4 million, compared to $1.7 million for the comparable period in 2021. This represents an increase of $1.7 million, or 99%, for the six months ended June 30, 2022 versus the comparable period in 2021. The increase is primarily due to additional personnel and technology costs.

Expense ratio

Our expense ratio is calculated by dividing the sum of policy acquisition costs and other operating expenses by net premiums earned. We use the expense ratio to evaluate the operating efficiency of our insurance operations.

For the six months ended June 30, 2022, our expense ratio was 88%, compared to 69% for the comparable period in 2021. This represents an increase in the expense ratio of 19 percentage points. The increase in the expense ratio is primarily due to additional expenses incurred in technological improvements, somewhat offset by an increase in comparable net premiums earned.

After an initial period of investment in product development and infrastructure, as we grow the business, we expect the expense ratio to decline over time.

Policyholder dividend

Upon the completion of the offering, pursuant to the plan of conversion, FIC distributed $4,594 to each eligible member, which totaled $7.3 million. This distribution was recorded as a dividend in our financial statements. Please see Completion of Offering, Conversion and Agency Acquisition.

Settlement loss on acquisition

Upon the acquisition of FRM, a settlement loss was recorded to eliminate the deferred acquisition costs FIC had recorded related to commissions incurred with FRM. This is a one-time settlement loss.

Income tax expense (benefit)

We reported $377 thousand of deferred income tax expense as a component of other comprehensive income. As a result of our net operating loss carry forwards, we reported no current income tax expense or benefit. We are in a net operating loss position with a full valuation allowance equal to the net deferred tax assets as of June 30, 2022 and December 31, 2021.

Financial Position

The major components of our assets and liabilities as of June 30, 2022 and December 31, 2021 are as follows (dollars in thousands):

	As of
	June 30,	December 31,
(dollars in thousands)	2022	2021

Assets
Investments and cash:
Fixed maturity, at fair value (amortized cost - $27,922 at June 30, 2022 and $21,404 at December 31, 2021)	$26,967	$22,173
Common stock, at fair value	1,823	1,747
Preferred securities, at fair value	2,514	2,469
Other invested assets	4,435	5,773
Real estate held for the production of income	30,539	30,921
Cash and cash equivalents	7,625	8,121
Total investments and cash	73,903	71,204

Accrued investment income	231	216
Premiums and reinsurance balances receivable	3,589	4,637
Ceded unearned premiums	248	244
Reinsurance balances recoverable on unpaid losses	1,623	924
Deferred policy acquisition costs	116	739
Deferred rent	2,120	2,011
Leases in place	2,916	3,065
Right of use asset	-	1,769
Goodwill and other intangibles	6,507	-
Prepaid stock offering expenses	-	2,579
Other assets	1,095	511
Total assets	$92,348	$87,899

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjusting expenses	$9,951	$9,678
Unearned premiums	4,444	4,393
Reinsurance balances payable	155	3
Commissions payable to related party	-	862
Notes payable	27,249	27,524
Defined benefit plan	215	275
Accrued expenses	1,388	870
Related party loan	-	398
Operating lease liability	837	2,567
Other liabilities	614	255
Total liabilities	44,853	46,825

Equity:
Common stock	21	-
Preferred stock	-	-
Additional paid-in capital	21,315	-
Unearned employee stock ownership plan shares	(2,030)	-
Retained earnings	29,477	40,930
Accumulated other comprehensive income (loss), net of tax	(1,993)	(576)
Noncontrolling interest	705	720
Total equity	47,495	41,074
Total liabilities and equity	$92,348	$87,899

Unpaid losses and LAE

Our reserves for unpaid loss and LAE are summarized below (dollars in thousands):

	As of
	June 30,	December 31,
(dollars in thousands)	2022	2021

Case reserves	$5,543	$6,039
IBNR reserves	2,785	2,715
Net unpaid loss and LAE	8,328	8,754
Reinsurance recoverable on unpaid loss and LAE	1,623	924
Gross reserves for unpaid loss and LAE	$9,951	$9,678

Actuarial ranges

The selection of the ultimate loss is based on information unique to each line of business and accident year and the judgment and expertise of our actuary and management. The following table provides case and IBNR reserves for losses and loss adjustment expenses as of June 30, 2022 and December 31, 2021.

As of June 30, 2022

	Case	IBNR	Total
(dollars in thousands)	Reserves	Reserves	Reserves

Commercial auto liability	$5,500	$2,760	$8,260
Commercial auto physical damage	43	25	68
Total net amount	5,543	2,785	8,328
Reinsurance receoverables	903	720	1,623
Total gross amounts	$6,446	$3,505	$9,951

As of December 31, 2021				Actuarially Determined
				Range of Estimates
	Case	IBNR	Total
(dollars in thousands)	Reserves	Reserves	Reserves	Low	High

Commercial auto liability	$6,014	$2,690	$8,704	$7,605	$8,737
Commercial auto physical damage	25	25	50	13	35
Total net amount	6,039	2,715	8,754	7,618	8,772
Reinsurance receoverables	319	605	924	744	1,119
Total gross amounts	$6,358	$3,320	$9,678	$8,362	$9,891

On an annual basis, our independent actuary completes an actuarial review of our reserves. As part of this annual reserve review, our actuary determined a range of reasonable reserve estimates which reflect the uncertainty inherent in the loss reserve process. This range does not represent the range of all possible outcomes. We believe that the actuarially-determined ranges represent reasonably likely changes in the loss and LAE estimates, however actual results could differ significantly from these estimates. The range was determined by line of business and accident year after a review of the output generated by the various actuarial methods utilized. The actuary reviewed the variance around the select loss reserve estimates for each of the actuarial methods and selected reasonable low and high estimates based on his knowledge and judgment. In making these judgments the actuary typically assumed, based on his experience, that the larger the reserve the less volatility and that property reserves would exhibit less volatility than casualty reserves. In addition, when selecting these low and high estimates, the actuary considered:

●	historical industry development experience in our business line;
●	historical company development experience;
●	the impact of court decisions on insurance coverage issues, which can impact the ultimate cost of settling claims;

●	changes in our internal claims processing policies and procedures; and
●	trends and risks in claim costs, such as risk that medical cost inflation could increase.

Our actuary is required to exercise a considerable degree of judgment in the evaluation of all of these and other factors in the analysis of our loss and LAE reserves, and related range of anticipated losses. Because of the level of uncertainty impacting the estimation process, it is reasonably possible that different actuaries would arrive at different conclusions. The method of determining the reserve range has not changed and the reserve range generated by our actuary is consistent with the observed development of our loss reserves over the last few years.

The width of the range in reserves arises primarily because specific losses may not be known and reported for some period and the ultimate losses paid and loss adjustment expenses incurred with respect to known losses may be larger than currently estimated. The ultimate frequency or severity of these claims can be very different than the assumptions we used in our estimation of ultimate reserves for these exposures.

Specifically, the following factors could impact the frequency and severity of claims, and therefore, the ultimate amount of loss and LAE paid:

●	the rate of increase in labor costs, medical costs, and material costs that underlie insured risks;
●	development of risk associated with our expanding producer relationships and our growth in new states or states where we currently have small market share; and
●	impact of changes in laws or regulations.

The estimation process for determining the liability for unpaid loss and LAE inherently results in adjustments each year for claims incurred (but not paid) in preceding years. Negative amounts reported for claims incurred related to prior years are a result of claims being settled for amounts less than originally estimated (favorable development). Positive amounts reported for claims incurred related to prior years are a result of claims being settled for amounts greater than originally estimated (unfavorable development). For the six months ended June 30, 2022, we experienced favorable development on prior year reserves of $0.7 million.

Investments

Our fixed maturity and equity securities investments are classified as available-for-sale and carried at estimated fair value as determined by management based upon quoted market prices or a recognized pricing service at the reporting date for those or similar investments. Changes in unrealized investment gains or losses on our fixed maturity investments, net of applicable income taxes, are reflected directly in equity as a component of comprehensive income (loss) and, accordingly, have no effect on net income (loss). Changes in fair value of equity securities are recognized as a component of current earnings. Investment income is recognized when earned, and capital gains and losses are recognized when investments are sold, or other-than-temporarily impaired.

Fair values of interest rate sensitive instruments may be affected by increases and decreases in prevailing interest rates which generally translate, respectively, into decreases and increases in fair values of fixed maturity investments. The fair values of interest rate sensitive instruments also may be affected by the credit worthiness of the issuer, prepayment options, relative values of other investments, the liquidity of the instrument, and other general market conditions.

At June 30, 2022, our fixed maturity portfolio had a net unrealized loss of $1.0 million compared to a net unrealized gain of $0.9 million at December 31, 2021. This represents a decrease in the fair value in our fixed maturity portfolio of $1.9 million from December 31, 2021 to June 30, 2022. Most of the decrease in fair value in our fixed maturity portfolio was in investment-grade bonds, which was largely a result of increases in prevailing interest rates during the six months ended June 30, 2022.

The Company monitors the credit quality of its fixed income investments to assess if it is probable that the Company will receive its contractual or estimated cash flows in the form of principal and interest, in accordance with their terms. All fixed income securities in the investment portfolio continue to pay the expected coupon payments in accordance with the contractual terms of the securities. Credit-related impairments on fixed income securities that the Company does not plan to sell, and for which the Company is not more likely than not to be required to sell, are recognized in income before income taxes. Any non-credit related impairment is recognized in comprehensive income. Based on the Company’s analysis, the fixed income portfolio is of high credit quality, and it is believed it will recover the amortized cost basis of the fixed income securities.

In order to diversify its investment portfolio and improve expected long-term returns, the Company has made non-controlling (typically less than 5%) investments in a number of specialized equity investment vehicles. These investments consist of (i) non-controlling interests in unaffiliated limited partnerships that invest primarily in small-cap public equities, (ii) an equity interest in Trustar Bank, a related entity, (iii) an investment in a limited liability company, and (iv) a non-controlling equity interest in a private company. These investments are included in other invested assets. As of June 30, 2022, such investments in the aggregate account for approximately 6% of the Company’s investment portfolio and 9% of the Company’s shareholders’ equity. These investments generally have limited liquidity. The limited partnerships generally limit or preclude redemptions within a period of time (the “lock-up” period, usually between one and three years) from the date of the investment. Subsequent to the expiry of any applicable lock-up periods, withdrawals or redemptions generally require between 30 to 90 days’ advance notice, with redemptions being permitted on dates varying from month-end to annually, but typically quarter end.

Since, amongst other qualifying criteria, these other invested assets do not have a readily determined fair value, the Company values them applying the guidance of Accounting Standards Update Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, which, as a practical expedient, permits the fair value of investments within its scope to be measured on the basis of net asset value per share (or its equivalent).

There were no unfunded commitments as of June 30, 2022 and December 31, 2021.

Under current accounting standards, an Other-Than-Temporary-Impairment (“OTTI”) write-down of fixed maturity securities, where fair value is below amortized cost, is triggered by circumstances where (1) an entity has the intent to sell the security, (2) it is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell the security before the recovery, an OTTI write-down is recognized in earnings equal to the difference between the security’s amortized cost and its fair value. If an entity does not intend to sell the security or it is more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing the credit loss, that is recognized in income before income taxes, and the amount related to all other factors, which is recognized in other comprehensive income. Impairment losses result in a reduction of the underlying investment’s cost basis.

The Company regularly evaluates its fixed maturity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are the key factors used to determine whether a security is other-than-temporarily impaired:

●	The extent to which the fair value is less than cost,
●	The assessment of significant adverse changes to the cash flows on a fixed maturity investment,
●

The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation, the issuer seeking protection from creditors under the bankruptcy laws, the issuer proposing a voluntary reorganization under which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value,

●	The probability that the Company will recover the entire amortized cost basis of the fixed income securities prior to maturity, or
●	The ability and intent to hold fixed maturities until maturity.

Quantitative and qualitative criteria are considered to varying degrees depending on the sector for which the analysis is being performed. The sectors are as follows:

Corporate securities

The Company performs a qualitative evaluation of holdings that fall below the price threshold. The analysis begins with an opinion of industry and competitive position. This includes an assessment of factors that enable the profit structure of the business (e.g., reserve profile for exploration and production companies), competitive advantage (e.g., distribution system), management strategy, and an analysis of trends in return on invested capital. Analysts may also review other factors to determine whether an impairment exists, including liquidity and asset value cash flow generation.

Municipal securities

The Company analyzes the screened impairment candidates on a quantitative and qualitative basis. This includes an assessment of the factors that may be contributing to an unrealized loss and whether the recovery value is greater or less than current market value.

Asset backed securities

The Company uses the “stated assumptions” analytic approach which relies on actual 6-month average collateral performance measures (voluntary prepayment rate, gross default rate, and loss severity) sourced through third party data providers or remittance reports. The analysis applies the stated assumptions throughout the remaining term of the transaction using forecasted cash flows, which are then applied through the transaction structure (reflecting the priority of payments and performance triggers) to determine whether there is a loss to the security (“Loss to Tranche”).

For all fixed income securities in a loss position on June 30, 2022 and December 31, 2021, the Company believes it is probable that it will receive all contractual payments in the form of principal and interest. In addition, the Company is not required to, nor does it intend to sell these investments prior to recovering the entire amortized cost basis for each security, which may be maturity. Accordingly, the fixed income securities in an unrealized loss position were not other-than-temporarily impaired on June 30, 2022 and December 31, 2021.

The fair value and unrealized losses for our securities that were temporarily impaired as of June 30, 2022 and December 31, 2021 are as follows:

	As of June 30, 2022
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Fixed maturity securities:
Municipal	$10,165	$(285)	$30	$(1)	$10,195	$(286)
Corporate	9,200	(593)	-	-	9,200	(593)
Asset backed	9	-	992	(208)	1,001	(208)
Redeemable preferred stock	376	(24)	-	-	376	(24)
Total temporarily impaired fixed maturity securities	$19,750	$(902)	$1,022	$(209)	$20,772	$(1,111)

	As of December 31, 2021
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Fixed maturity securities:
Municipal	$532	$(1)	$31	$(1)	$563	$(2)
Corporate	427	(73)	-	-	427	(73)
Asset backed	-	-	1,107	(93)	1,107	(93)
Redeemable preferred stock	-	-	-	-	-	-
Total temporarily impaired fixed maturity securities	$959	$(74)	$1,138	$(94)	$2,097	$(168)

Deferred policy acquisition costs

Certain direct acquisition costs consisting of commissions, premium taxes and certain other direct underwriting expenses that vary with and are primarily related to the production of business are deferred and amortized over the effective period of the related insurance policies as the underlying policy premiums are earned. At June 30, 2022 and December 31, 2021, deferred acquisition costs and the related unearned premium reserves, which does not include ceded unearned premiums, were as follows (dollars in thousands):

	As of	As of
(dollars in thousands)	June 30, 2022	December 31, 2021

Deferred policy acquisition costs, net	$116	$739
Unearned premium reserves	$4,444	$4,393

The method followed in computing deferred acquisition costs limits the amount of deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, loss and loss adjustment expenses, and certain other costs expected to be incurred as the premium is earned. Future changes in estimates, the most significant of which is expected loss and loss adjustment expenses, may require adjustments to deferred policy acquisition costs. If the estimation of net realizable value indicates that the deferred acquisition costs are not recoverable, they would be written off.

Income taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax bases of our assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date.

We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record an additional valuation allowance against our deferred tax assets.

As of June 30, 2022 and December 31, 2021, we had no material unrecognized tax benefits or accrued interest and penalties. Federal tax years 2019 through 2021 are open for examination.

Other assets

As of June 30, 2022 and December 31, 2021, other assets totaled $1.1 million and $0.5 million, respectively. Deferred stock offering and conversion expense asset was $0 as of June 30, 2022 and $2.6 million as of December 31, 2021.

Right-of-use asset and operating lease liability

We lease three office suites, totaling 9,544 square feet, in Chevy Chase, Maryland under an operating lease that commenced July 1, 2016, and has an initial term expiring 15 years after commencement. The lease provides for a 2.5% annual increase in the base rent on the anniversary of the lease commencement date. The operating lease may be terminated, subject to penalties, effective June 30, 2025. We have an option to extend the lease for one 5-year renewal term at the fair market rent as of the date of the renewal term commencement. However, we believe it is unlikely that we will exercise our renewal option. In accordance with Topic 842, we have recorded an operating lease liability, representing the discounted present value of future lease payments and a right-of-use asset.

In 2017, we signed a sublease agreement to sublease 1,961 square feet of our office space in Chevy Chase, Maryland to another company. The sublease commenced on October 1, 2017, expires September 30, 2024, and provides for 4.0% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

In 2021, we signed a sublease agreement to sublease 2,048 square feet of our office space in Chevy Chase, Maryland to another company. The sublease commenced on August 1, 2021, expires July 31, 2024, and provides for 4.5% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

On February 28, 2022, we entered into an agreement to sublease the remaining 5,535 square feet of space in Chevy Chase, Maryland. The sublease commenced on June 1, 2022, expires on May 31, 2025, and provides for 3.0% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset. Upon agreeing to this additional sublease, we determined that it was probable that we will exercise our early lease termination option, thereby reducing the term of the lease to June 30, 2025. We have reduced the amount of the operating lease liability to the net present value of contractually committed future lease income. In addition, we have reduced the net value of our right-of-use asset to $0, as we are not anticipating occupying the office space for the remainder of the lease term. The new sublease, updated lease term, and updated right-of-use impairment calculation resulted in the net operating lease liability being reduced to $837 thousand.

The following summarizes the line items in the balance sheet which include amounts for operating leases as of June 30, 2022 and December 31, 2021 (dollars in thousands):

	As of June 30, 2022
	Operating
(dollars in thousands)	Lease	Sublease	Net

Right-of-use asset	$2,303	$(628)	$1,675
Accumulatied amortization	(1,309)	206	(1,103)
Impairment of RoU	(572)	-	(572)
Right-of-use asset, net	$422	$(422)	$-
Operating lease liability	$1,300	$(463)	$837

	As of December 31, 2021
	Operating
(dollars in thousands)	Lease	Sublease	Net

Right-of-use asset	$3,472	$(373)	$3,099
Accumulatied amortization	(1,021)	151	(870)
Impairment of RoU	(460)	-	(460)
Right-of-use asset, net	$1,991	$(222)	$1,769
Operating lease liability	$2,805	$(238)	$2,567

We had lease expense of $87 thousand and $154 thousand for the six months ended June 30, 2022 and 2021, respectively. In addition, we had sublease income of $48 thousand and $24 thousand for the six months ended June 30, 2022 and 2021, respectively, resulting in a net lease expense of $39 thousand and $130 thousand for the six months ended June 30, 2022 and 2021, respectively.

The Company has recently adopted a hybrid work-from-home employment model and anticipates needing less leased office space going forward. As a result, we entered into a new lease for one office suite, totaling 1,579 square feet, in Bethesda, Maryland under an operating lease that commenced September 1, 2022, and has a term expiring 41 months after commencement. We believe this office space will be adequate to accommodate the Company’s existing needs and any increase in workforce in the future.

The components of lease expense and supplemental cash flow information related to leases as of June 30, 2022 and December 31, 2021 are as follows (dollars in thousands):

	June 30,	December 31,
(dollars in thousands)	2022	2021

Cash paid for leases	$-	$-
Remaining lease term (years)	3.00	9.50
Weighted average annual discount rate	3.50%	3.50%

	June 30,	December 31,
(dollars in thousands)	2022	2021

Sum of remaining payments	$1,338	$3,323
Less: imputed interest	38	518
Net present value of remaining payments	1,300	2,805
Less: net present value of sublease rent	463	238
Operating lease liability, net	$837	$2,567

Future minimum lease payments for the lease outlined above at June 30, 2022 are as follows (dollars in thousands):

	Minimum	Sublease	Net
(dollars in thousands)	Commitments	Commitments	Commitments

2022	159	72	87
2023	322	197	125
2024	510	172	338
2025	347	46	301
	$1,338	$487	$851

Liquidity and Capital Resources

We generate sufficient funds from our operations and maintain a high degree of liquidity in our investment portfolio to meet the demands of claim settlements and operating expenses. The primary sources of funds are premium collections, investment earnings and maturing investments.

We maintain investment and reinsurance programs that are intended to provide sufficient funds to meet our obligations without forced sales of investments. We maintain a portion of our investment portfolio in relatively short-term and highly liquid assets to ensure the availability of funds.

Cash flows from continuing operations for the six months ended June 30, 2022 and 2021 were as follows (dollars in thousands):

	For the six-months ended
	June 30,
(dollars in thousands)	2022	2021

Cash flows provided by (used in) operating activities	$(5,627)	$(2,373)
Cash flows provided by (used in) in investing activities	$(7,277)	$1,532
Cash flows provided by (used in) financing activities	$12,408	$156
Net increase (decrease) in cash and cash equivalents	$(496)	$(685)

For the six months ended June 30, 2022, cash flows used in operating activities totaled $5.6 million compared to $2.4 million for the six months ended June 30, 2021. This decrease in cash flows from operating activities was primarily due to the increase in operating expenses. Cash flows used by investing activities totaled $7.3 million for the six months ended June 30, 2022, compared to $1.5 million provided for the six months ended June 30, 2021, primarily resulting from an increase in the overall balance of investments through 2022.

Our principal source of liquidity will be dividend payments and other fees received from FIC and FRM. FIC is restricted by the insurance laws of District of Columbia as to the amount of dividends or other distributions it may pay to us. Under District of Columbia law, there is a maximum amount that may be paid by FIC during any twelve-month period. FIC may pay dividends to us after notice to, but without prior approval of the District of Columbia Department of Insurance, Insurance and Banking in an amount “not to exceed” the lesser of (i) 10% of the surplus as regards policyholders of FIC as reported on its most recent annual statement filed with the Department, or (ii) the statutory net income of FIC for the period covered by such annual statement. Dividends in excess of this amount are considered “extraordinary” and are subject to the approval of the Department.

FIC’s ability to pay dividends is subject to restrictions contained in the insurance laws of District of Columbia, which require that dividends be approved by the District of Columbia Department of Insurance prior to their payment. Prior to its payment of any dividend, FIC is required to provide notice of the dividend to the Department. This notice must be provided to the Department 30 days prior to the payment of an extraordinary dividend and 10 days prior to the payment of an ordinary dividend. The Department has the power to limit or prohibit dividend payments if FIC is in violation of any law or regulation. These restrictions or any subsequently imposed restrictions may affect our future liquidity.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital reserves.

Quantitative and Qualitative Information about Market Risk

Market Risk

Market risk is the risk that we will incur losses due to adverse changes in the fair value of financial instruments. We have exposure to three principal types of market risk through our investment activities: (i) interest rate risk, (ii) credit risk and (iii) equity risk. Our primary market risk exposure is to changes in interest rates. We have not entered, and do not plan to enter, into any derivative financial instruments for hedging, trading or speculative purposes.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our significant holdings of fixed rate investments. Fluctuations in interest rates have a direct impact on the fair value of these securities.

The average maturity of the debt securities in our investment portfolio at June 30, 2022, was 3.0 years. Our debt securities investments include U.S. government bonds, securities issued by government agencies, obligations of state and local governments and governmental authorities, and corporate bonds, most of which are exposed to changes in prevailing interest rates and which may experience moderate fluctuations in fair value resulting from changes in interest rates. We carry these investments as available for sale. This allows us to manage our exposure to risks associated with interest rate fluctuations through active review of our investment portfolio by our management and board of directors.

Fluctuations in near-term interest rates could have an impact on our results of operations and cash flows. Certain of these securities may have call features. In a declining interest rate environment these securities may be called by their issuer and replaced with securities bearing lower interest rates. If we are required to sell these securities in a rising interest rate environment, we may recognize losses.

As a general matter, we attempt to match the durations of our assets with the durations of our liabilities. Our investment objectives include maintaining adequate liquidity to meet our operational needs, optimizing our after-tax investment income, and our after-tax total return, all of which are subject to our tolerance for risk.

The table below shows the interest rate sensitivity of our fixed maturity investments measured in terms of fair value (which is equal to the carrying value for all of our investment securities that are subject to interest rate changes) at June 30, 2022:

(dollars in thousands)	As of June 30, 2022
	Estimated
	Change in	Fair
Hypothetical Change in Interest Rates	Fair Value	Value

200 basis point increase	$(1,975)	$24,992
100 basis point increase	$(988)	$25,979
No change	$-	$26,967
100 basis point decrease	$988	$27,955
200 basis point decrease	$1,974	$28,941

Impact of Inflation

Inflation increases our customers’ needs for property and casualty insurance coverage due to the increase in the value of the property covered and any potential liability exposure. Inflation also increases claims incurred by property and casualty insurers as property repairs, replacements and medical expenses increase. These cost increases reduce profit margins to the extent that rate increases are not implemented on an adequate and timely basis. We establish property and casualty insurance premiums levels before the amount of loss and loss expenses, or the extent to which inflation may impact these expenses, are known. Therefore, we attempt to anticipate the potential impact of inflation when establishing rates. Because inflation has remained relatively low in recent years, financial results have not been significantly affected by it.

Real Estate Held for the Production of Income

ACIC owns 92.3% of ACIC Consolidated Properties, LLC, the intermediate holding company for 717 8th Street, LLC, 2805 M Street, LLC, and 810 5th Street, LLC (“ACIC Properties”). Through its wholly owned subsidiaries, ACIC Properties owns and leases three commercial real estate properties located in the District of Columbia. The properties are leased to tenants and the leases are primarily triple net with 10 to 20-year terms. The operations of ACIC Properties may be considered a separate business segment.

ACIC has determined that ACIC Properties’ commercial leases should be treated as “operating leases” for purposes of GAAP, and operating lease income and expense is recognized on a straight-line basis over the life of the leases.

The properties are comprised of the following as of June 30, 2022 and December 31, 2021 (dollars in thousands).

	June 30,	December 31,	Depreciable
(dollars in thousands)	2022	2021	lives (in years)

Land	$12,000	$12,000
Building and improvements	21,457	21,457	39
Leasehold/tenant improvements	906	906	15
Furniture, fixtures & equipment	1,081	1,081	7
Real estate held for the production of income	35,444	35,444
Accumulated depreciation	(4,905)	(4,523)
Real estate held for the production of income, net	$30,539	$30,921

Depreciation expense for the six months ended June 30, 2022 and 2021 was $382 thousand.

810 5th Street, LLC, a wholly owned subsidiary of ACIC Properties, has a mortgage with a financial institution that matures in February 2036 and has a fixed interest rate of 4.15% per annum. A balloon payment of $9.1 million is due at maturity. The loan is secured by the property, held by 810 5th Street LLC, and a replacement reserve of $71 thousand, which is held in escrow, and is not guaranteed by FIC. The replacement reserve is included in other receivables. The property held by 810 5th Street, LLC is leased to a single tenant, the District of Columbia, on a triple-net basis. The initial term of the lease expires in February 2036, at which time the tenant has an option to extend the term of the lease for an additional five years. Debt service payments equal to 95% of 810 5th Street LLC’s net rental proceeds are due monthly. As of June 30, 2022 and 2021, monthly debt service payments were $120 thousand and $117 thousand, respectively. The mortgage balance outstanding at 810 5th Street, LLC as of June 30, 2022 and December 31, 2021 was $23.2 million and $23.4 million, respectively, before netting unamortized finance costs of $1.2 million.

In addition to the mortgage at 810 5th Street, LLC, ACIC Properties, through its wholly owned subsidiaries 717 8th Street, LLC and 2805 M Street, LLC, has two commercial lines of credit with the same financial institution that mature in November 2025. The commercial lines of credit are secured by the properties held by 717 8th Street LLC and 2805 M Street LLC and are not guaranteed by ACIC. The properties held by 717 8th Street, LLC and 2805 M Street, LLC are leased to a commercial tenants on a triple-net basis. Interest, which was calculated at what was initially a floating rated based off the 5-year treasury rate, subject to a floor of 4.25%. As of June 30, 2022 and 2021, the interest rate was 4.25% per annum. As of June 30, 2022 and 2021, monthly debt service payments for these commercial lines of credit were $35 thousand and $33 thousand, respectively. The outstanding balance on the commercial lines of credit as of June 30, 2022 and December 31, 2021 was $5.2 million and $5.4 million, respectively, before netting unamortized finance costs of $25 thousand and $28 thousand, respectively. Finance costs incurred are being amortized over the terms of the commercial lines of credit. Interest expense included $47 thousand of amortized finance costs for the six months ended June 30, 2022 and 2021.

Deferred rent (on real estate held for the production of income)

Deferred rent on leased assets represents the cumulative difference between the actual cash receipts for rent and the rental income recorded in the financial statements, which is calculated on a straight-line basis. Deferred rent as of June 30, 2022 and December 31, 2021 was $2.1 million and $2.0 million, respectively.

Long-term debt maturity is summarized as follows (dollars in thousands):

	June 30,	December 31,
(dollars in thousands)	2022	2021

Current maturity	$602	$566
Long-term maturity	27,768	28,126
Unamortized finance costs	(1,121)	(1,168)
Long-term maturity, net of unamortized finance costs	26,647	26,958
Notes payable	$27,249	$27,524

Long-term debt maturities at June 30, 2022 were as follows (dollars in thousands):

(dollars in thousands)

2023	$370
2024	810
2025	5,438
2026	752
Thereafter	20,398
Total long-term maturities	27,768
Unamortized finance costs	(1,121)
Long-term maturity, net of unamortized finance costs	$26,647

Future rental income from non-cancelable operating leases at June 30, 2022 was as follows (dollars in thousands):

(dollars in thousands)

2023	$1,836
2024	2,040
2025	2,097
2026	2,153
2027	2,210
Thereafter	17,727
Future rental income from non-cancellable operating leases	$28,063

In conjunction with the acquisition of the real estate, the following lease assets and liabilities were acquired and are being amortized throughout the remaining terms of the lease as follows (dollars in thousands):

	June 30,	December 31,
(dollars in thousands)	2022	2021

Acquired leases	$4,831	$4,831
Accumulated amortization, acquired leases	(1,915)	(1,766)
Acquired leases, net of accumulated amortization	$2,916	$3,065

Amortization expense for the six months ending June 30, 2022 and 2021 was $149 thousand.

In conjunction with the acquisition of the real estate, the following below market leases were acquired and are being offset by rent during the remaining terms of the lease as follows:

	June 30,	December 31,
(dollars in thousands)	2022	2021

Below market lease	$(134)	$(134)
Rent offset	111	103
	$(23)	$(31)

ITEM 2. OTHER INFORMATION

2.01 Completion of Offering, Conversion and Agency Acquisition

As described elsewhere in this report, on March 11, 2022, the Company completed the sale of 2,050,000 shares of common stock at $10.00 per share for a total gross offering of $20,500,000, thereby completing the conversion of Forge Insurance Company, previously named Amalgamated Casualty Insurance Company, from mutual form to stock form. Following the conversion, FIC became a wholly owned subsidiary of the Company. Pursuant to the amended and restated plan of conversion, upon completion of the conversion and the offering, FIC distributed $4,594 in cash to each of the eligible members, which totaled $7.3 million, which was recorded as a dividend. In addition, on March 11, 2022, pursuant to a stock purchase agreement with MCW Holdings, Inc., the Company completed the acquisition of all the outstanding capital stock FIC’s affiliated agency, FRM, previously named American Risk Management, Inc. Pursuant to the stock purchase agreement, the Company assumed $1,400,000 of FRM’s outstanding debt and issued to MCW Holdings, Inc. 550,000 shares of the Company’s Series A 8.5% cumulative convertible preferred stock.

ITEM 3. FINANCIAL STATEMENTS

Unaudited Consolidated Forge Group, Inc.

Condensed Consolidated Balance Sheets as of June 30, 2022 (unaudited) and December 31, 2021

Condensed Consolidated Statements of Earnings and Comprehensive Earnings (unaudited) for the six months ended June 30, 2022 and 2021

Condensed Consolidated Statements of Stockholders’ Equity (unaudited) for the six months ended June 30, 2022 and 2021

Condensed Consolidated Statements of Cash Flows (unaudited) for the six months ended June 30, 2022 and 2021

Notes to Unaudited Condensed Consolidated Financial Statements

Forge Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	As of
	June 30,	December 31,
	2022	2021
	(Unaudited)
Assets
Investments and cash:
Fixed maturity securities, at fair value (amortized cost - $27,922,459 and $21,403,981, at June 30, 2022 and December 31, 2021, respectively)	$26,966,922	$22,173,342
Redeemable preferred stock, at fair value	1,265,349	1,320,173
Perpetual preferred stock, at fair value	1,248,985	1,148,790
Common stock, at fair value	1,823,299	1,747,168
Other invested assets	4,435,287	5,773,405
Real estate held for the production of income, net	30,538,723	30,921,206
Cash and cash equivalents	7,420,039	7,925,721
Restricted cash	204,191	194,348
Total investments and cash	73,902,795	71,204,153
Accrued investment income	230,842	216,215
Premium and reinsurance balances receivable	3,589,469	4,637,294
Ceded unearned premiums	248,017	243,799
Reinsurance balances recoverable on unpaid losses	1,623,220	923,240
Deferred policy acquisition costs, net of premium deficiency reserve	116,177	739,254
Deferred rent	2,119,530	2,011,088
Leases in place	2,916,279	3,065,397
Right-of-use asset, net	-	1,768,894
Goodwill and other intangibles	6,506,917	-
Prepaid stock offering expenses	-	2,578,986
Prepaid expenses	283,102
Other assets	811,584	511,424
Total assets	$92,347,932	$87,899,744

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjustment expenses	$9,951,136	$9,677,705
Unearned premium	4,444,183	4,392,781
Reinsurance balances payable	154,515	2,654
Accrued expenses	1,388,397	869,802
Commissions payable to related party	-	862,327
Notes payable	27,249,089	27,524,112
Defined benefit plan unfunded liability	215,388	275,203
Related party loan	-	397,810
Operating lease liability, net	836,966	2,566,718
Other liabilities	612,898	256,307
Total liabilities	44,852,572	46,825,419
Mezzanine equity:
Preferred stock, without par value, authorized 1,000,000 shares, 550,000 shares outstanding at June 30, 2022 and none at December 31, 2021	-	-
Additional paid-in capital	5,227,000	-
Shareholders' equity
Common stock, $1 par value, authorized 10,000,000 shares, issued and outstanding 2,050,000 shares at June 30, 2022 and none at December 31, 2021	20,500	-
Additional paid-in capital	16,088,020	-
Unearned employee stock ownership plan shares	(2,029,500)	-
Retained earnings	29,477,433	40,929,755
Accumulated other comprehensive loss, net of tax	(1,992,770)	(575,721)
Non-controlling interest	704,677	720,291
Total equity	47,495,360	41,074,325

Total liabilities and equity	$92,347,932	$87,899,744

See notes to unaudited condensed consolidated financial statements.

Forge Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Earnings and Comprehensive Earnings (Unaudited)

	For the six months ended
	June 30,	June 30,
	2022	2021
Revenues
Net premiums earned	$4,374,643	$3,614,306
Income from real estate held for investment	1,186,554	1,056,184
Net investment income	456,727	584,072
Net realized investment gains	19,204	95,026
Net unrealized gains on equity securities	(1,888,026)	1,172,185
Gain on extinguishment of related party loan	400,698	-
Service fee and other income	109,813	72,167
Total revenues	4,659,613	6,593,940
Expenses
Losses and loss adjustment expenses	2,291,927	1,409,797
Policy acquisition costs and other operating expenses	3,432,644	1,725,236
Related party commissions incurred	410,227	773,803
Depreciation and amortization	687,858	541,648
Real estate operating expense	90,612	92,470
Interest expense on debt	604,333	656,958
Lease expense	87,025	153,950
Sublease income	(47,882)	(23,569)
Policyholder dividend	7,299,993	-
Settlement loss on acquisition	748,708	-
Other expenses	-	(10,253)
Total expenses	15,605,445	5,320,040

(Loss) income before income taxes	(10,945,832)	1,273,900

Income tax expense
Deferred income tax expense	376,684	45,418
Total income tax expense	376,684	45,418
Net (loss) gain	(11,322,516)	1,228,482

Net loss attributable to non-controlling interest	15,614	16,130
Dividends accumulated on preferred stock	(145,420)	-

Net (loss) gain attributable to Forge Group Inc. common shareholders	(11,452,322)	1,244,612

Other comprehensive income (loss), net of tax
Unrealized gains and losses on investments:
Unrealized holding (losses) gains on AFS securities arising during the period, net of income tax (benefit) expense of ($380,717) and ($25,462), respectively	(1,401,878)	(95,787)
Reclassification adjustment for losses (gains) included in net income, net of income tax expense of $4,033 and $19,956, respectively	(15,171)	(75,071)
Total other comprehensive (loss) income	(1,417,049)	(170,858)
Comprehensive (loss) income	$(12,884,985)	$1,057,624

Earnings per share:
Basic:
Basic net (loss) earnings per share	$(5.59)	$0.61
Diluted:
Diluted net (loss) earnings per share	$(2.45)	$0.46

Weighted average number of common shares outstanding:
Basic	2,050,000	2,050,000
Diluted	2,693,333	2,693,333

See notes to unaudited condensed consolidated financial statements.

Forge Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Stockholders’ Equity (Unaudited)

	Preferred stock	Preferred stock Additional paid-in capital	Common stock	Common Stock Additional paid-in capital	Unearned employee stock ownership plan shares	Retained earnings	Accumulated other comprehensive (loss) income	Non-controlling interest	Total equity

Balance January 1, 2021	$-	$-	$-	$-	$-	$41,631,652	$(184,142)	$746,790	$42,194,300
Net gain attributable to Amalgamated	-	-	-	-	-	1,244,612	-	-	1,244,612
Unrealized holding gains on AFS securities arising during the period, net	-	-	-	-	-	-	(95,787)	-	(95,787)
Reclassification adjustment for losses included in net income	-	-	-	-	-	-	(75,071)	-	(75,071)
Net loss attributable to non-controlling interest	-	-	-	-	-	-	-	(16,130)	(16,130)
Balance June 30, 2021	$-	$-	$-	$-	$-	$42,876,264	$(355,000)	$730,660	$43,251,924

Balance January 1, 2022	$-	$-	$-	$-	$-	$40,929,755	$(575,721)	$720,291	$41,074,325
Net loss attributable to Amalgamated	-	-	-	-	-	(11,306,902)	-	-	(11,306,902)
Unrealized holding losses on AFS securities arising during the period, net	-	-	-	-	-	-	(1,401,878)	-	(1,401,878)
Reclassification adjustment for gains included in net income	-	-	-	-	-	-	(15,171)	-	(15,171)
Issuance of shares, net of expenses	-	5,227,000	20,500	16,088,020	(2,029,500)	-	-	-	19,306,020
Dividends incurred on preferred stock	-	-	-	-	-	(145,420)	-	-	(145,420)
Net loss attributable to non-controlling interest	-	-	-	-	-	-	-	(15,614)	(15,614)
Balance June 30, 2022	$-	$5,227,000	$20,500	$16,088,020	$(2,029,500)	$29,477,433	$(1,992,770)	$704,677	$47,495,360

See notes to unaudited condensed consolidated financial statements.

Forge Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended
	June 30,	June 30,
	2022	2021
Cash flows from operating activities:
Net (loss) gain attributable to Amalgamated	$(11,452,322)	$1,244,612
Adjustments to reconcile net (loss) gain to net cash provided by operating activities:
Net realized capital (gain) loss on investments	(19,204)	(95,026)
Gain on extinguishment of related party loan	(400,698)	-
Net unrealized losses (gains) on equity securities	1,888,026	(1,172,185)
Depreciation of property and equipment	382,483	382,483
Amortization of intangibles	109,083	-
Deferred income taxes, net	376,684	45,418
Net amortization of premiums and discounts on investments	36,354	32,926
Amortization on acquired leases and finance costs	149,117	149,117
Interest expense	(617)	(2,415)
Non-controlling interest	(6,311)	(16,130)
Changes in assets and liabilities which provided (used) cash:
Premiums and agents' balances receivable	1,047,825	(948,249)
Deferred policy acquisition costs	623,077	(305,807)
Ceded unearned premiums	(4,218)	(14,130)
Reinsurance balances payable	151,861	(4,189)
Reinsurance balances recoverable on unpaid losses	(699,980)	322,209
Accrued investment income	(14,627)	23,806
Deferred rent	(108,442)	(188,827)
Leases in place	149,118	149,117
Right-of-use asset, net	1,768,894	97,965
Prepaid stock offering expenses	2,578,986	(988,147)
Other assets	(583,262)	235,920
Unpaid losses and loss expenses	273,431	(1,781,488)
Unearned premiums	51,402	461,156
Accrued expenses and other liabilities	728,638	(111,170)
Commissions payable to related parties	(862,327)	254,191
Operating lease liability	(1,729,752)	(78,243)
Defined benefit plan	(59,815)	(65,640)
Net cash used in operating activities	(5,626,596)	(2,372,726)
Cash flows from investing activities:
Purchases of:
Fixed maturity securities and redeemable preferred stock, available for sale	(8,215,482)	(1,996,787)
Common stock and perpetual preferred stock	(762,946)	(789,892)
Other invested assets	-	(37,500)
Proceeds from sales, maturities and calls of:
Fixed maturity securities and redeemable preferred stock, available for sale	1,664,297	4,250,434
Common stock and perpetual preferred stock	-	-
Other invested assets	36,711	105,599
Net cash (used) provided by investing activities	(7,277,420)	1,531,854
Cash flows from financing activities:
Proceeds from issuance of common stock	16,108,520	-
Loan to employee stock ownership plan	(2,029,500)	-
Proceeds from related party loan	-	397,810
Repayments of borrowed funds	(1,670,843)	(241,336)
Net cash provided by financing activities	12,408,177	156,474
Net decrease in cash and cash equivalents	(495,839)	(684,398)
Cash and cash equivalents at beginning of year	8,120,069	4,354,931
Cash and cash equivalents at end of period	$7,624,230	$3,670,533
Cash and cash equivalents	$7,420,039	$3,482,312
Restricted cash	204,191	188,221
Cash, cash equivalents and restricted cash	$7,624,230	$3,670,533
Supplemental information:
Federal income tax paid	$-	$-
Interest paid	$604,333	$656,958

See notes to unaudited condensed consolidated financial statements.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1 – Description of Business

Forge Group, Inc. is a Pennsylvania corporation that was organized in 2021. As used in this Form 1-SA, references to the “Company”, “we”, “us”, and “our” refer to the consolidated group. On a stand-alone basis Forge Group, Inc. is referred to as the “Parent Company”. The consolidated group consists of the holding company, Forge Risk Management, Inc. (“FRM”), an insurance agency, and Forge Insurance Company (“FIC”), an insurance company that is the majority owner (92.3%) of ACIC Consolidated Properties, LLC (“ACP”), a real estate holding company that has three wholly owned subsidiaries, 717 8th Street LLC, 2805 M Street LLC, and 810 5th Street LLC.

The Company operates as a specialist property and casualty insurance business. FIC was incorporated in the District of Columbia in 1938. As of June 30, 2022, FIC is licensed as a property and casualty insurer in 30 states and the District of Columbia. FIC’s principal business consists of underwriting commercial automobile insurance products targeted to small business owners and operators. Historically, FIC has focused on the public automobile business class segment within the commercial automobile insurance line. Vehicles within the public automobile business class segment are used to transport passengers from one location to another. In this business class segment, operation of the commercial vehicle is generally the primary source of business revenue. Specifically, FIC has historically underwritten insurance for the following public automobile business classes: taxi cabs, passenger sedans, golf carts, school vans, and other light transportation vehicles. FIC has begun developing commercial auto insurance products targeting additional business class segments, namely trade and service providers such as electricians, plumbers, and carpenters (collectively, the “small business class segment”). FIC’s products are marketed and distributed through FRM, its appointed insurance producer. FRM solicits business directly from customers and works with insurance agency sub-producers, referred to as “distribution partners”. As of June 30, 2022, FRM is licensed as a property and casualty insurance producer in 30 states and the District of Columbia.

Note 2 – Basis of Presentation and Accounting Policies

Basis of Presentation

The accompanying Unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and are unaudited. Accordingly, they do not include all the disclosures required by GAAP for complete financial statements. As such, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s Annual Report on Form 1-K, for the year ended December 31, 2021. Management believes that the disclosures are adequate to make the information presented not misleading, and all normal and recurring adjustments necessary to present fairly the financial position at June 30, 2022 the results of operations of the Company and its subsidiaries for all periods presented have been made. All significant intercompany transactions and account balances have been eliminated in consolidation.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Revenue Recognition

Net Premiums Earned

Insurance policies issued by the Company are short-duration contracts. Accordingly, premium revenues, net of premiums ceded to reinsurers, are recognized as earned in proportion to the amount of insurance protection provided, on a daily pro rata basis over the terms of the underlying policies. Unearned premiums represent premiums applicable to the unexpired portions of in-force insurance contracts at the end of the year.

The Company recognizes a premium deficiency reserve when the sum of expected claim costs and claim adjustment expenses, unamortized acquisition costs and maintenance costs exceed related unearned premiums. The Company recorded a $212,954 and $88,779 premium deficiency charge against deferred acquisition costs for the six months ended June 30, 2022 and 2021, respectively. The Company considers investment income, as a factor in the premium deficiency calculation.

Income from real estate held for investment

The Company accounts for leases in accordance with GAAP, which often requires significant judgment due to complex provisions. The two primary criteria that are used to classify transactions as sales-type or operating leases are (1) whether the lease term is equal to or greater than 75% of the economic life of the building and (2) whether the present value of the minimum lease payments is equal to or greater than 90% of the fair market value of the equipment at lease inception. Properties’ leases are all considered to be “operating leases.” Operating lease income and expense is recognized on a straight-line basis over the life of the lease.

Unpaid Losses and Loss Adjustment Expenses (“LAE”)

Unpaid losses and LAE represent the Company’s best estimates of the ultimate cost of all reported and unreported losses that are unpaid as of the balance sheet dates. The unpaid losses and LAE are estimated on an undiscounted basis, using individual case-basis valuations, statistical analyses, and various actuarial reserving methodologies. The projection of future claim payment and reporting is based on an analysis of the Company’s historical experience, supplemented by an analysis of industry loss data. Unpaid losses and LAE include the net amount for claims, after deducting anticipated salvage and subrogation, which have been reported and are unpaid at statement date, as well as a provision for claims incurred but not reported at statement date. The Company believes that the unpaid losses and LAE are adequate to cover the ultimate cost of losses and claims to date; however, because of inherent uncertainty, including changes in reporting patterns, claims settlement patterns, judicial decisions, legislation, and economic conditions, actual loss experience may not conform to the assumptions used in determining the estimated amounts for such liability at the balance sheet date. Adjustments for these estimates are reflected in expense for the period in which the estimates are changed. Because of the nature of the business historically written, the Company believes that it has no exposure to environmental claim liabilities.

Reinsurance

In the ordinary course of business, the Company seeks to limit its exposure to losses on individual claims and the cumulative effect of adverse loss experience by entering reinsurance contracts with reinsurance companies.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Reinsurance balances receivable represent the Company’s best estimate of paid and unpaid losses and LAE recoverable from reinsurers, and ceded losses receivable and unearned ceded premiums under reinsurance agreements. Ceded losses receivables are estimated using techniques and assumptions consistent with those used in estimating the liability for unpaid losses and LAE, in accordance with the terms of the reinsurance agreement. The Company believes that reinsurance receivables as recorded represent its best estimate of such amounts; however, as changes in the estimated ultimate liability for losses and LAE are determined, the estimated ultimate amount receivable from reinsurers will also change. Accordingly, the ultimate receivable could be significantly in excess of, or less than, the amount recorded in the consolidated financial statements. Adjustments in these estimates are reflected in the period in which the estimates are changed. As presented in the Consolidated Statements of Operations and Comprehensive Income, losses and LAE incurred are net of reinsurance recoveries.

The Company has evaluated its reinsurance arrangements and determined that significant insurance risk is transferred to its reinsurers. Reinsurance agreements have been determined to be short-duration prospective contracts and, accordingly, the costs of the reinsurance are recognized over the life of the contract in a manner consistent with the earning of premiums on the underlying policies subject to the reinsurance contract.

The Company estimates uncollectible amounts receivable from reinsurers based on an assessment of factors including the creditworthiness of the reinsurers and the adequacy of collateral obtained, where applicable. There was no allowance for uncollectible reinsurance as of December 31, 2021 or 2020, nor did the Company expense any uncollectible reinsurance for the years then ended. Significant uncertainties are inherent in the assessment of the creditworthiness of reinsurers and estimates of any uncollectible amounts due from reinsurers. Any change in the ability of the Company’s reinsurers to meet their contractual obligations could have a material adverse effect on the consolidated financial statements.

Cash and Cash Equivalents

The Company considers cash at banks in checking and savings accounts, as well as, all highly liquid investments with maturities of three months or less to be cash equivalents. For purposes of reporting cash flows, cash and cash equivalents include cash in bank accounts and short‑term investments, which when purchased were due to mature in three months or less.

Investments

Fixed maturity securities and redeemable preferred stock are classified as available for sale (“AFS”) and valued at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive income and equity, net of related deferred income taxes.

Equity securities include common stock and perpetual preferred stock. Equity securities are carried at fair value, with changes in fair value recorded in net gain (loss).

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Interest on fixed maturity securities and short-term investments is credited to earnings on an accrual basis. Premiums and discounts are amortized or accreted over the lives of the related securities. Dividends on equity securities are credited to earnings on the ex-dividend date. Realized investment gains and losses are reported based upon the specific-identification method of investments sold to minimize taxable gains. Declines in the fair value of AFS investments below cost that are deemed other than temporary are charged to earnings resulting in the establishment of a new cost basis.

Premiums Receivable

Premiums receivable include balances due currently or installment premiums contractually due in the future and are presented net of an allowance for doubtful accounts, if any. The allowance for uncollectible amounts is based on an analysis of amounts receivable giving consideration to historical loss experience and current economic conditions and reflects an amount that, in the Company’s judgment, is adequate.

Deferred Policy Acquisition Costs

Policy acquisition costs, consisting primarily of commissions, premium taxes, and certain other costs that vary directly with the production of premium revenue, are deferred and amortized over the period in which premiums are earned. Anticipated losses and LAE, expenses for maintenance of policies in force and investment income are considered in the determination of the recoverability of deferred policy acquisition costs. Deferred acquisition costs relate directly to the successful acquisition of a new or renewal insurance contract to qualify for deferral.

Deferred Rent on Real Estate Held for the Production of Income

Deferred rent on leased assets represents the cumulative difference between the actual cash receipts for rent and the rental income recorded in the financial statements, which is calculated on a straight-line basis.

Leases in Place

The acquisition of real estate held for the production of income includes various other assets. These other assets, leases in place, are recorded at cost and are being amortized over the life of the acquired lease terms. Upon the early termination of a lease, the cost and related accumulated amortization is eliminated from the accounts and any resulting gain or loss is reflected in the results of operations. Amortization is provided for under the straight-line method.

Properties leases are all considered to be operating leases. Income from real estate held for investment and real estate operating expense are reflected as separate line items in the Consolidated Statements of Operations.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Right-of-use Asset

The Company’s lease on its main office is considered to be an operating lease. In accordance with GAAP, the Company’s lease is reflected in the consolidated balance sheets as a right-of-use asset, with a corresponding operating lease liability. Lease expense and associated sublease income are reflected as separate line items in the Consolidated Statements of Operations.

Property and Equipment

Property and equipment (including major renewals, replacements, and betterments) with a cost of $5,000 or greater are capitalized and stated at cost. Expenditures for ordinary maintenance and repair items are charged to operations as incurred, while expenditures which substantially increase the useful life of the asset are capitalized. Depreciation is provided for using straight-line and accelerated methods for both financial reporting and income tax purposes over the estimated useful lives of the assets. Upon the sale or other disposition of property, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the results of operations.

Restricted Cash

Restricted cash represents required replacement reserves of certain deposits required by a lender. The restricted cash is in a separate account with a financial institution. On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statements of Cash Flows (Topic 230): Restricted Cash. This guidance is intended to clarify the presentation of restricted cash and cash equivalents on the statements of cash flows.

Above and Below Market Leases

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using a discount rate that reflects the risks associated with the property acquired and the respective tenants) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimates of fair market lease rates for the comparable in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases.

Income Taxes

Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Properties is a limited liability company that files a partnership return. In lieu of entity level corporate taxes, its members are taxed on their respective shares of Properties’ taxable income.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Goodwill and Other Intangibles:

Goodwill represents the excess of the purchase price over the underlying fair value of acquired entities. When completing acquisitions, we seek to identify separately identifiable intangible assets that we have acquired. We assess goodwill and other intangibles with an indefinite useful life for impairment annually. We also assess goodwill and other intangibles for impairment upon the occurrence of certain events. In making our assessment, we consider several factors including operating results, business plans, economic projections, anticipated future cash flows, and current market data. Inherent uncertainties exist with respect to these factors and to our judgment in applying them when we make our assessment. Impairment of goodwill and other intangibles could result from changes in economic and operating conditions in future periods. We did not record any impairments of goodwill or other intangibles during the six-months ended June 30, 2022 or 2021.

Goodwill arising from the acquisition of FRM in March 2022 represents the excess of the purchase price over the fair value of the net assets acquired. Other intangible assets arising from the acquisition of FRM represent the estimated fair values of certain intangible assets, including the value of FRM’s distribution network, the value of the FRM trade name and state insurance licenses. The distribution networks asset and trade name and state insurance license are being amortized over eight years, five years and one year, respectively, from the March 11, 2022 acquisition/valuation date.

Employee Stock Ownership Plan

The Company recognizes employee stock ownership plan (ESOP) compensation expense ratably during each year for the shares committed to be allocated to participants that year. This expense is determined by the fair market value of our stock at the time the commitment to allocate the shares is accrued and recognized. For purposes of balance sheet disclosures of shares outstanding, the Company includes only the number of ESOP shares that have been committed to be released for the period. For purposes of calculating earnings per share, the Company includes the weighted average ESOP shares committed to be released for the period. The ESOP covers all employees who have worked a minimum of 1,000 hours in the plan year.

Earnings Per Share

Basic and diluted earnings per share (EPS) are calculated by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The denominator for basic and diluted EPS includes ESOP shares committed to be released. Dilutive earnings per share includes the effect of all potentially dilutive instruments, such as restricted stock units and stock options, outstanding during the period.

Assessments

The Company is subject to a variety of assessments including insurance related assessments, which are accrued in the period in which they have been incurred and charged to expense.

Concentration, Credit Risk and Market Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of debt securities other than U.S. government debt and agency securities, cash and cash equivalents, accounts receivable, reinsurance receivable and accrued investment income.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Non-U.S. government debt securities are diversified, and no one investment accounts for a significant portion of the Company’s invested assets.

The Company maintains cash deposits in a financial institution that are insured through the Federal Deposit Insurance Corporation as well as cash deposits and securities at various brokerage firms that are insured with the Securities Investor Protection Corporation. Cash deposits and securities may exceed insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Stressed conditions, volatility and disruptions in capital markets or financial asset classes could have an adverse effect on the Company, in part because the Company has a large investment portfolio supporting its insurance liabilities, which are sensitive to changing market factors. These market factors, which include interest rates, credit spreads, equity prices, and the volatility and strength of the capital markets, all affect the business and economic environment and, ultimately, the profitability of the Company’s business. The Company manages its investments to limit credit and other market risks by diversifying its portfolio among various security types and industry sectors based on the Company’s investment committee guidelines, which employ a variety of investment strategies.

Use of Estimates

In preparing the consolidated financial statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet dates, revenues and expenses for the years then ended, and the accompanying notes to the consolidated financial statements. Such estimates and assumptions could change in the future which could impact the amounts reported and disclosed herein. The most significant of these amounts is the liability for unpaid losses and LAE, settlement expenses and the pension benefit obligation. Other estimates include investment valuation, the collectability of reinsurance balances, recoverability of deferred tax assets, and deferred policy acquisition costs. These estimates and assumptions are based on the Company’s best estimates and judgment. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, which the Company believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on expectations of future events. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Other Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income but are excluded from net gain (loss) as these amounts are recorded directly as an adjustment to equity; such items primarily arise from changes in unrealized gains and losses on available-for-sale securities, net pension liability and related income taxes.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 3 – Acquisition of Forge Risk Management, Inc.

On March 11, 2022, the Company completed the acquisition of 100 percent of the common stock of FRM and became a consolidated subsidiary of the Company. FRM is a licensed insurance producer focused on commercial auto. Prior to the acquisition, over 99% of FRM’s revenue was generated from one agency contract between FRM and FIC and all of FIC’s premiums were written through the agency contract with FRM.

We account for business acquisitions in accordance with the acquisition method of accounting, which requires that most assets acquired, liabilities assumed and contingent consideration be recognized at their fair values as of the acquisition date, which is the closing date. During the measurement period, adjustments to provisional purchase price allocations are recognized if new information is obtained about the facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as it is determined that no more information is obtainable, but in no case shall the measurement period exceed one year from the acquisition date. The measurement period for the FRM acquisition ended June 30, 2022.

The Company issued 550,000 shares of the Class A preferred stock to the private shareholder of FRM as of the closing date. The acquisition of FRM did not include any contingent consideration.

The following table summarizes the consideration transferred to acquire FRM and the amounts of identified assets acquired and liabilities assumed at the acquisition date:

Fair Value of Consideration
Series A Preferred stock issued	$5,227,000

Fair Value of Identifiable Assets Acquired and Liabilities Assumed:
Identifiable net assets:
Cash and cash equivalents	512,861
Other assets	23,006
Agency relationships	1,930,000
Trade name	130,000
Licenses	50,000
Loan payable	(1,395,820)
Accrued expenses	(52,767)
Accrued subproducer commissions	(459,987)
Net balance due to FIC	(26,293)
Total identifiable net assets	$711,000

Goodwill	$4,516,000

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 4 – Investments

Available-for-Sale (“AFS”) Fixed Maturity Securities

Following is a schedule of the cost, estimated fair values, and gross gains and losses of investments in securities classified as AFS fixed-maturity securities and equities at June 30, 2022 and December 31, 2021.

	Amortized		Gross Unrealized
June 30, 2022	cost	Fair value	Gains	Losses
Fixed maturity securities:
States, territories and possessions	$40,477	$41,302	$825	$-
Political subdivisions	5,101,005	5,054,366	17,739	(64,378)
Special revenue	9,744,044	9,590,264	67,887	(221,667)
Industrial and miscellaneous	11,828,144	11,280,580	44,844	(592,408)
Asset backed securities	1,208,789	1,000,410	-	(208,379)
Total fixed maturity securities	27,922,459	26,966,922	131,295	(1,086,832)
Redeemable preferred stock	1,282,127	1,265,349	7,382	(24,160)
Total AFS securities	$29,204,586	$28,232,271	$138,677	$(1,110,992)

	Amortized		Gross Unrealized
December 31, 2021	cost	Fair value	Gains	Losses
Fixed maturity securities:
States, territories and possessions	$40,690	$42,936	$2,246	$-
Political subdivisions	5,453,260	5,670,487	217,228	-
Special revenue	10,386,411	10,873,053	488,259	(1,617)
Industrial and miscellaneous	4,310,483	4,466,602	229,518	(73,400)
Asset backed securities	1,213,137	1,120,264	250	(93,124)
Total fixed maturity securities	21,403,981	22,173,342	937,501	(168,141)
Redeemable preferred stock	1,268,115	1,320,173	52,058	-
Total AFS securities	$22,672,096	$23,493,515	$989,559	$(168,141)

As required by insurance regulations, certain fixed maturity investments amounting to $2,770,173 and $1,680,094 at June 30, 2022 and December 31, 2021, respectively, were on deposit with either regulatory authorities or banks. In addition, to fund required replacement reserves, ACP had restricted cash on deposit with a financial institution of $204,191 and $194,348 at June 30, 2022 and December 31, 2021, respectively.

The amortized cost and fair values of the Company’s investments in AFS fixed maturity securities by contractual maturity as of June 30, 2022 are shown below. Expected maturities may differ from contractual maturities where borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

	Amortized
	Cost	Fair Value
Due in one year or less	$1,958,433	$1,958,087
Due after one year through five years	13,744,694	13,366,451
Due after five years through ten years	7,075,038	6,854,976
Due after ten years	3,935,505	3,786,998
Asset backed securities	1,208,789	1,000,410
Total fixed maturity securities	27,922,459	26,966,922
Redeemable preferred stock	1,282,127	1,265,349
Total AFS securities	$29,204,586	$28,232,271

The schedule below summarizes the fair values of those fixed maturity securities in an unrealized loss position at June 30, 2022 and December 31, 2021. The schedule further classifies the securities based on the length of time they have been in an unrealized loss position.

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
June 30, 2022	value	losses	value	losses	value	losses

Fixed maturity securities:
Political subdivisions	$2,952,414	$(64,378)	$-	$-	$2,952,414	$(64,378)
Special revenue	7,212,570	(220,510)	30,000	(1,157)	7,242,570	(221,667)
Industrial and miscellaneous	9,199,906	(592,408)	-	-	9,199,906	(592,408)
Asset backed securities	8,618	(168)	991,792	(208,208)	1,000,410	(208,376)
Total fixed maturity securities	19,373,508	(877,464)	1,137,562	(209,365)	20,395,300	(1,086,829)
Redeemable preferred stock	375,840	24,160	-	-	375,840	(24,160)
Total AFS securities	$19,749,348	$(901,624)	$1,137,562	$(209,365)	$20,771,140	$(1,110,989)

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
December 31, 2021	value	losses	value	losses	value	losses

Fixed maturity securities:
Special revenue	$531,620	$(868)	$30,686	$(749)	$562,306	$(1,617)
Industrial and miscellaneous	426,600	(73,400)	-	-	426,600	(73,400)
Asset backed securities	-	-	1,106,876	(93,124)	1,106,876	(93,124)
Total fixed maturity securities	958,220	(74,268)	1,137,562	(93,873)	2,095,782	(168,141)
Redeemable preferred stock	-	-	-	-	-	-
Total AFS securities	$958,220	$(74,268)	$1,137,562	$(93,873)	$2,095,782	$(168,141)

The Company monitors the credit quality of its fixed income investments to assess if it is probable that the Company will receive its contractual or estimated cash flows in the form of principal and interest, in accordance with their terms.

The AFS portfolio contained 53 securities in an unrealized loss position as of June 30, 2022, 2 of which had been in an unrealized loss position for 12 consecutive months or longer and represent $209,365 in unrealized losses. All fixed income securities in the investment portfolio continue to pay the expected coupon payments in accordance with the contractual terms of the securities. Credit-related impairments on fixed income securities that the Company does not plan to sell, and for which the Company is not more likely than not to be required to sell, are recognized in income before income taxes. Any non-credit related impairment is recognized in comprehensive income. Based on the Company’s analysis, the fixed income portfolio is of high credit quality and it is believed it will recover the amortized cost basis of the fixed income securities.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Other invested assets

In order to diversify its investment portfolio and improve expected returns, the Company has made non-controlling (typically less than 5%) investments in a number of unaffiliated, specialized equity investment vehicles (limited partnerships and one limited liability company), which are included in other invested assets. Such investments are broadly diversified and in the aggregate are less than 5% of the Company’s investment portfolio. The limited partnerships generally limit or preclude redemptions within a period of time (the "lock-up" period, usually between one and three years) from the date of the investment. Subsequent to the expiry of any applicable lock-up periods, withdrawals or redemptions generally require between 30 to 90 days' advance notice, with redemptions being permitted on dates varying from month-end to annually, but typically quarter end. The Company also holds an equity investment in Trustar Bank, a related entity, which is a community bank serving the D.C. area; and an investment in CSE Opportunity Fund II, LLC, which makes short-term loans to finance the development of convenience stores in the mid-Atlantic region, each of which is valued at GAAP equity.

Since, amongst other qualifying criteria, these investments do not have a readily determined fair value, the Company values them applying the guidance of Accounting Standards Update Subtopic 820-10, Fair Value Measurements and Disclosures - Overall, which, as a practical expedient, permits the fair value of investments within its scope to be measured on the basis of net asset value per share (or its equivalent).

The following table is a schedule of the cost and estimated fair values of the Company’s other invested assets at June 30, 2022 and December 31, 2021.

		Carrying	Gross Unrealized
June 30, 2022	Cost	Value	Gains	Losses

Limited partnership investments	$3,701,405	$3,625,676	$316,602	$(392,331)
Equity interest in Trustar Bank	250,000	218,270	-	(31,730)
Equity interest in Stream-IT.app Inc.	500,000	500,000	-	-
Equity interest in CSE Opportunity Fund II, LLC	91,341	91,341	-	-
Total other invested assets	$4,542,746	$4,435,287	$316,602	$(424,061)

		Carrying	Gross Unrealized
December 31, 2021	Cost	Value	Gains	Losses

Limited partnership investments	$3,701,405	$4,929,126	$1,245,805	$(18,084)
Equity interest in Trustar Bank	250,000	216,228	-	(33,772)
Equity interest in Stream-IT.app Inc.	500,000	500,000	-	-
Equity interest in CSE Opportunity Fund II, LLC	128,052	128,051	-	-
Total other invested assets	$4,579,457	5,773,405	$1,245,805	$(51,856)

Other invested assets contained 7 investments in an unrealized loss position as of June 30, 2022, one of which had been in an unrealized loss position for 12 months or more.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

There were no unfunded commitments as of June 30, 2022.

Unrealized gains on equity securities, net

The portion of unrealized gains as of June 30, 2022 and December 31, 2021 that relates to equity securities held as of the respective year end were $599,511 and $862,127.

Net Investment Income

A summary of net investment income for the six-months ended June 30, 2022 and 2021 is as follows:

	June 30,	June 30,
	2022	2021

AFS, fixed maturity securities	$430,929	$562,037
AFS, redeemable preferred stock	54,613	58,358
Perpetual preferred stock	44,628	32,452
Common stock	37,607	29,326
Other invested assets	(25,484)	-
Cash and short-term investments	5,843	232
Investment income	548,136	682,405
Less investment expenses	(91,409)	(98,333)
Net investment income	$456,727	$584,072

Investment related gains (losses)

The following summarizes of the proceeds from sales, maturities and calls of invested securities and the related gross realized gains and losses for the six-months ended June 30, 2022 and 2021.

				Net Realized
June 30, 2022	Proceeds	Gains	Losses	Gains

AFS, fixed maturity securities	$1,664,297	$19,204	$-	$19,204
Other invested assets	36,711	-	-	-
Total	$1,701,008	$19,204	$-	$19,204

				Net Realized
June 30, 2021	Proceeds	Gains	Losses	Gains/(Losses)

AFS, fixed maturity securities	$4,175,434	$85,682	$(9,009)	$76,673
AFS, redeemable preferred stock	75,000	18,353	-	18,353
Total	$4,250,434	$104,035	$(9,009)	$95,026

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Impairment Review

Under current accounting standards, an Other-Than-Temporary-Impairment (“OTTI”) write-down of fixed maturity securities, where fair value is below amortized cost, is triggered by circumstances where (1) an entity has the intent to sell the security, (2) it is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell the security before the recovery, an OTTI write-down is recognized in earnings equal to the difference between the security’s amortized cost and its fair value. If an entity does not intend to sell the security or it is more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing the credit loss, that is recognized in income before income taxes, and the amount related to all other factors, which is recognized in other comprehensive income. Impairment losses result in a reduction of the underlying investment’s cost basis.

The Company regularly evaluates its fixed maturity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are the key factors used to determine whether a security is other-than-temporarily impaired:

●	The extent to which the fair value is less than cost,
●	The assessment of significant adverse changes to the cash flows on a fixed maturity investment,
●

The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation, the issuer seeking protection from creditors under the bankruptcy laws, the issuer proposing a voluntary reorganization under which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value,

●	The probability that the Company will recover the entire amortized cost basis of the fixed income securities prior to maturity, or
●	The ability and intent to hold fixed maturities until maturity.

Quantitative and qualitative criteria are considered to varying degrees depending on the sector for which the analysis is being performed. The sectors are as follows:

Corporate Securities

The Company performs a qualitative evaluation of holdings that fall below the price threshold. The analysis begins with an opinion of industry and competitive position. This includes an assessment of factors that enable the profit structure of the business (e.g., reserve profile for exploration and production companies), competitive advantage (e.g., distribution system), management strategy, and an analysis of trends in return on invested capital. Analysts may also review other factors to determine whether an impairment exists, including liquidity and asset value cash flow generation.

Municipal Securities

The Company analyzes the screened impairment candidates on a quantitative and qualitative basis. This includes an assessment of the factors that may be contributing to an unrealized loss and whether the recovery value is greater or less than current market value.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Asset Backed Securities

The Company uses the “stated assumptions” analytic approach which relies on actual 6-month average collateral performance measures (voluntary prepayment rate, gross default rate, and loss severity) sourced through third party data providers or remittance reports. The analysis applies the stated assumptions throughout the remaining term of the transaction using forecasted cashflows, which are then applied through the transaction structure (reflecting the priority of payments and performance triggers) to determine whether there is a loss to the security (“Loss to Tranche”).

For all fixed income securities in a loss position on June 30, 2022 the Company believes it is probable that it will receive all contractual payments in the form of principal and interest. In addition, the Company is not required to, nor does it intend to sell these investments prior to recovering the entire amortized cost basis for each security, which may be maturity. Accordingly, the fixed income securities in an unrealized loss position were not other-than-temporarily impaired at December 31, 2022.

Note 5 – Fair Value Measurements

Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date. The Company determined the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels defined by the type of inputs used to measure fair value. The following are the levels of the fair value hierarchy and a brief description of the type of valuation inputs that are used to establish each level:

Level 1: is applied to valuations based on readily available, unadjusted quoted prices in active markets for identical assets.

Level 2: is applied to valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g. interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

Level 3: is applied to valuations that are derived from techniques in which one or more of the significant inputs are unobservable. Financial assets are classified based upon the lowest level of significant input that is used to determine fair value.

As a part of the process to determine fair value, the Company utilizes widely recognized, third-party pricing sources to determine fair values. The Company has obtained an understanding of the third-party pricing sources’ valuation methodologies and inputs. The following is a description of the valuation techniques used for financial assets that are measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy.

U.S. Treasury Bonds, Common Stocks, and Exchange Traded Funds: U.S. treasury bonds and exchange traded equities have readily observable price levels and are classified as Level 1 (fair value based on quoted market prices). All common stock holdings are deemed Level 1.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Corporate, Agencies, and Municipal Bonds: The pricing source employs a multi-dimensional model that uses standard inputs including (listed in order of priority for use) benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers and other reference data. The pricing source also monitors market indicators, as well as industry and economic events. All bonds valued using these techniques are classified as Level 2. All Corporate, Agencies, and Municipal securities are deemed Level 2.

Collateralized Mortgage Obligations (“CMO”) and Asset-backed Securities (“ABS”): The pricing source evaluation methodology includes principally interest rate movements and new issue data. Evaluation of the tranches (non-volatile, volatile, or credit sensitivity) is based on the pricing vendors’ interpretation of accepted modeling and pricing conventions. This information is then used to determine the cash flows for each tranche, benchmark yields, pre-payment assumptions and to incorporate collateral performance. To evaluate CMO volatility, an option-adjusted spread model is used in combination with models that simulate interest rate paths to determine market price information. This process allows the pricing vendor to obtain evaluations of a broad universe of securities in a way that reflects changes in yield curve, index rates, implied volatility, mortgage rates, and recent trade activity. CMO and ABS with corroborate and observable inputs are classified as Level 2. With the exception of one ABS classified as Level 3, all CMO and ABS holdings are deemed to be Level 2.

Preferred Stock: Preferred stocks do not have readily observable prices but do have quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices are classified as Level 2. All preferred stock holdings are deemed Level 2.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Assets measured at fair value on a recurring basis as of June 30, 2022 and December 31, 2021, were as summarized below.

		Significant
	Quoted in active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
June 30, 2022	(Level 1)	(Level 2)	(Level 3)	Total
Fixed maturity securities:
States, territories and possessions	$-	$41,302	$-	$41,302
Political subdivisions	-	5,054,366	-	5,054,366
Special revenue	-	9,590,264	-	9,590,264
Industrial and miscellaneous	-	11,280,580	-	11,280,580
Asset backed securities	-	8,619	991,792	1,000,411
Total fixed maturity securities	-	25,975,131	991,792	26,966,923
Redeemable preferred stock	-	1,265,349	-	1,265,349
Total AFS securities	-	27,240,480	991,792	28,232,272

Common stock	1,823,299	-	-	1,823,299
Perpetual preferred stock	-	1,248,985	-	1,248,985
Total marketable investments measured at fair value	$1,823,299	$28,489,465	$991,792	$31,304,556

		Significant
	Quoted in active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
December 31, 2021	(Level 1)	(Level 2)	(Level 3)	Total
Fixed maturity securities:
States, territories and possessions	$-	$42,936	$-	$42,936
Political subdivisions	-	5,670,487	-	5,670,487
Special revenue	-	10,873,053	-	10,873,053
Industrial and miscellaneous	-	4,466,602	-	4,466,602
Asset backed securities	-	13,388	1,106,876	1,120,264
Total fixed maturity securities	-	21,066,466	1,106,876	22,173,342
Redeemable preferred stock	-	1,320,173	-	1,320,173
Total AFS securities	-	22,386,639	1,106,876	23,493,515

Common stock	1,747,168	-	-	1,747,168
Perpetual preferred stock	-	1,148,790	-	1,148,790
Total marketable investments measured at fair value	$1,747,168	$23,535,429	$1,106,876	$26,389,473

As of June 30, 2022 and December 31, 2021, the reported fair value of the Company’s investment in Level 3 AFS asset backed security was $991,792 and $1,106,876, respectively. Fair value was determined by discounting the expected contractual cash-flows using two significant inputs: the interpolated treasury rate, corresponding to the weighted average life of the certificates, and an appropriate credit spread which was determined by considering the market spread for commercial mortgage-backed securities with similar characteristics (eg maturity, underlying assets and credit worthiness.)

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2022	Beginning Balance at 1/1/2022	Transfers into Level 3	Transfers out of Level 3	Total gains included in Net Income	Total (losses) gains included in Equity	Purchases	Sales	Ending Balance at 6/30/2022
AFS securities:
Asset backed securities	$1,106,876	$-	$-	$-	$(115,084)	$-	$-	$991,792
Total AFS securities	$1,106,876	$-	$-	$-	$(115,084)	$-	$-	$991,792

December 31, 2021	Beginning Balance at 1/1/2021	Transfers into Level 3	Transfers out of Level 3	Total gains included in Net Income	Total (losses) gains included in Equity	Purchases	Sales	Ending Balance at 12/31/2022
AFS securities:
Asset backed securities	$1,188,156	$-	$-	$-	$(81,280)	$-	$-	$1,106,876
Total AFS securities	$1,188,156	$-	$-	$-	$(81,280)	$-	$-	$1,106,876

There were no transfers in or out of level 3 either period. Additionally, no securities were transferred in or out of levels 1 or 2 during either period.

Note 6 – Real Estate Held for the Production of Income

As of June 30, 2022 and December 31, 2021, Properties owned two commercial buildings and one building leased to the District of Columbia. One building is multi-tenant and the other two buildings are leased to single tenants. The leases are primarily triple net with 10 to 20-year terms. The properties comprised the following as of June 30, 2022 and December 31, 2021:

	June 30,	December 31,	Depreciable
	2022	2021	lives (in years)

Land	$11,999,958	$11,999,958
Building and improvements	21,457,097	21,457,097	39
Leasehold/tenant improvements	906,337	906,337	15
Furniture, fixtures & equipment	1,080,522	1,080,522	7

Real estate held for the production of income	35,443,914	35,443,914
Accumulated depreciation	(4,905,191)	(4,522,708)

Real estate held for the production of income, net	$30,538,723	$30,921,206

Depreciation expense for the six-month periods ended June 30, 2022 and 2021 was $382,483.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Properties future annual rental income from non-cancelable operating leases as of June 30, 2022 was as follows:

2022	$1,836,198
2023	2,040,387
2024	2,097,033
2025	2,152,563
2026	2,209,757
Thereafter	17,727,305
Future rental income from non-cancelable operating leases	$28,063,243

In conjunction with the acquisition of the real estate, the following lease assets were acquired and are being amortized throughout the remaining terms of the lease as of June 30, 2022 and December 31, 2021 are as follows:

	June 30,	December 31,
	2022	2021

Leases in place	$4,831,335	$4,831,335
Accumulated amortizaton, leases in place	(1,915,056)	(1,765,938)
Leases in place, net of accumulated amortization	$2,916,279	$3,065,397

Amortization expense for the six-month periods ended June 30, 2022 and 2021 was $149,117.

In conjunction with the acquisition of the real estate, the following below market leases were acquired and are being offset by rent during the remaining terms of the lease as follows:

	June 30,	December 31,
	2022	2021

Below-market lease	$(133,703)	$(133,703)
Rent offset	111,420	103,063
Below-market lease, net of rent offset	$(22,283)	$(30,640)

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 7 – Deferred Policy Acquisition Costs

Changes in deferred policy acquisition costs for the six-months ended June 30, 2022 and 2021 were follows:

	2022	2021

Balance, January 1,	$896,859	$684,604
Premium deficiency reserve	157,605	306,379
Net balance January 1,	739,254	378,225

Acquisition costs deferred, during the period	1,011,238	867,696

Settlement loss from FRM acquisition	568,265	-

Amortization charged to earnings	853,096	779,489

Balance, June 30,	329,131	772,811
Premium deficiency reserve	212,954	88,779
Net balance, June 30,	$116,177	$684,032

Note 8 – Right-of-Use Asset and Operating Lease Liability

The Company leases three office suites in Chevy Chase, Maryland under an operating lease that commenced July 1, 2016 has an initial term expiring 15 years after commencement. The lease provides for a 2.5% annual increase in the base rent on the anniversary of the lease commencement date. The Company has an option to extend the lease for one 5-year renewal term at the fair market rent as of the date of the renewal term commencement. However, it is unlikely that the Company will exercise the renewal option. In accordance with Topic 842, the Company recorded an operating lease liability, representing the discounted present value of future lease payments and a right-of-use asset.

In 2017, the Company signed a sublease agreement to sublease 2,048 square feet of its office space in Chevy Chase to another company. The sublease commenced on October 1, 2017 and expires September 30, 2024 and provides for 4.0% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

In 2021, the Company signed a sublease agreement to sublease 2,048 square feet of our office space in Chevy Chase, Maryland to another company. The sublease commenced on August 1, 2021, expires July 31, 2024, and provides for 4.5% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

On February 28, 2022, we entered into an agreement to sublease the remaining 5,535 square feet of space in Chevy Chase, Maryland. The sublease commenced on June 1, 2022, expires on May 31, 2025, and provides for 3.0% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset. Upon agreeing to this additional sublease, we determined that it was probable that we will exercise our early lease termination option, thereby reducing the term of the lease to June 30, 2025. We have reduced the amount of the operating lease liability to the net present value of contractually committed future lease income. In addition, we have reduced the net value of our right-of-use asset to $0, as we are not anticipating occupying the office space for the remainder of the lease term.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The following summarizes the line items in the consolidated balance sheet which include amounts for operating leases as of June 30, 2022 and December 31, 2021:

	June 30, 2022
	Operating	Sublease	Net of
	Lease	Agreement	Sublease

Operating lease right-of-use office space	$2,303,194	$(628,156)	$1,675,038
Accumulated amortization	(1,308,795)	206,037	(1,102,758)
Impairment of right-of-use asset	(572,280)	-	(752,280)
Operating lease right-of-use asset	$422,120	$(422,120)	$-

Operating lease liability	$1,300,325	$(238,489)	$836,966

	December 31, 2021
	Operating	Sublease	Net of
	Lease	Agreement	Sublease

Operating lease right-of-use office space	$3,472,570	$(373,767)	$3,098,803
Accumulated amortization	(1,021,347)	151,361	(869,986)
Impairment of right-of-use asset	(459,923)	-	(459,923)
Operating lease right-of-use asset	$1,991,300	$(222,406)	$1,768,894

Operating lease liability	$2,805,207	$(238,489)	$2,566,718

The Company had lease expense of $87,025 and $153,950 for the six-months ended June 30, 2022 and 2021, respectively. In addition, the Company had sublease income of $47,882 and $23,569 for each of the six-months then ended.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The components of lease expense and supplemental cash flow information related to leases for the periods ended June 30, 2022 and December 31, 2021 are as follows:

	June 30,	December 31,
	2022	2021

Cash paid for leases	$-	$-
Remaining lease term (in years)	3.0	9.50
Weighted average annual discount rate	3.50%	3.50%

	June 30,	December 31,
	2022	2021

Sum of remaining payments	$1,337,521	$3,322,837
Less: imputed interest	(37,196)	(517,630)
Net present value of remaining payments	1,300,325	2,805,207
Less: net present value of sublease rent	463,359	238,489

Operating lease liability, net	$836,966	$2,566,718

Annual future minimum lease payments for the lease outlined above as of June 30 of the respective years are as follows:

	Minimum	Sublease	Net
	Commitments	Commitments	Commitments

2022	$159,104	$72,552	$86,552
2023	322,186	196,959	125,227
2024	509,656	171,512	338,144
2025	346,575	45,876	300,699

Future minimum lease payments	$1,337,521	$486,899	$850,622

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 9 – Unpaid Losses and LAE

Activity in the liability for unpaid losses and LAE for the six-month ended June 30, 2022 and 2021 was as follows:

	2022	2021

Balance, January 1,	$9,677,705	$9,860,762
Less reinsurance receivable	(923,240)	(1,199,729)
Net balance, January 1,	8,754,465	8,661,033
Incurred losses and LAE related to:
Current year	2,963,101	2,031,847
Prior years	(671,174)	(622,050)
Total incurred losses and LAE	2,291,927	1,409,797
Paid losses and LAE related to:
Current year	740,842	707,344
Prior years	1,977,634	2,161,732
Total paid losses and LAE	2,718,476	2,869,076

Net balance, June 30,	8,327,916	7,201,754
Plus reinsurance receivable	1,623,220	877,520
Balance, June 30,	$9,951,136	$8,079,274

As a result of changes in estimates for unpaid losses and LAE related to insured events of prior years, the liability for losses and LAE decreased by $671,174 and $622,050 in 2022 and 2021, respectively. The favorable development in 2022 and 2021 was primarily attributable to re-estimation of unpaid losses and LAE, specifically in the commercial automobile liability line of business related to the two most prior accident years.

The Company made no significant changes in its reserving philosophy, key reserving assumptions or claims management personnel, and has made no significant offsetting changes in estimates that increased or decreased losses and LAE reserves in 2022 or 2021.

The Company determines incurred but not reported (“IBNR”) reserves by subtracting the cumulative losses and LAE amounts the Company has paid and the case reserves the Company has established at the balance sheet date from an actuarial estimate of the ultimate cost of losses and LAE. Accordingly, IBNR reserves include actuarial projections of the cost of unreported claims, as well as actuarial projected development of case reserves on known claims and reopened claims. The Company’s methodology for estimating IBNR reserves has been in place for many years, and the Company made no significant changes to that methodology during 2022 or 2021.

The Company generally prepares an initial estimate of ultimate losses and LAE for the current accident year by multiplying earned premium by an expected loss ratio for each line of business the Company writes. Expected loss ratios represent the Company’s expectation of losses at the time the Company prices and writes policies before the emergence of any actual claims experience. The Company determines an expected loss ratio by analyzing historical experience and adjusting for loss cost trends, loss frequency and severity trends, premium rate-level changes, reported and paid loss emergence patterns and other known or observed factors.

The Company is not aware of any claim trends that have emerged or that would cause future adverse development that have not already been contemplated in setting current carried reserves levels.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 10 - Reinsurance

The Company entered into an excess of loss reinsurance contract which provides the Company with excess of loss reinsurance coverage for commercial automobile liability losses, including 100% of losses in excess of policy limits and 100% of extra contractual obligations, occurring on or after April 1, 2017 through May 31, 2019. Under the agreement, coverage is provided for 80% of losses in excess of $200,000 up to $1.0 million per occurrence per policy. Subject to the terms of the contract, the Company has retained, net, a 20% share of the $800,000 liability in excess of $200,000, which is not reinsured.

The Company has purchased excess of loss coverage for commercial automobile liability losses, including 95% of losses in excess of policy limits and 95% of extra contractual obligations, occurring on or after January 1, 2017 through May 31, 2019. Under the agreement, coverage is limited to $1.0 million per policy in excess of $1.0 million of underlying coverage, with an aggregate limit of reinsurance of $2.0 million under the agreement.

Under a separate arrangement effective April 1, 2017, prior to May 31, 2019, when policy limits exceed $1.0 million, the Company purchased reinsurance coverage on a facultative basis to reinsure the commercial automobile liability losses in excess of $1.0 million not subject to underlying reinsurance coverage. The Company purchased coverage in line with the subject policy limits of up to $4.0 million excess of $1.0 million per occurrence, per policy. Under the same arrangement, subsequent to May 31, 2019, the Company purchased coverage in line with the subject policy limits of up to $3.0 million excess of $2.0 million per occurrence, per policy, to reinsure the commercial automobile liability losses in excess of the existing underlying reinsurance coverage.

Effective June 1, 2019, the Company’s reinsurance treaties provide for coverage of $1.6 million in excess of a $400,000 Company retention, on commercial automobile liability losses, including losses in excess of policy limits and extra contractual obligation losses occurring on or after the effective date. Aggregate limits under the reinsurance treaties are $6.0 million for losses under $1.0 million and $2.0 million for losses in excess of $1.0 million.

On June 30, 2022 and December 31, 2021, the Company had reinsurance recoverable on paid and unpaid losses and LAE totaling $1,623,999 and $1,087,226, respectively and ceded unearned premium of $248,017 and $243,799, respectively. The paid recoverable is recorded within premium and reinsurance balances receivable on the balance sheets. All of the Company’s reinsurance amounts recoverable are due from companies with financial strength ratings of “A” or better by A.M. Best.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The effect of reinsurance on premiums written, premiums earned and loss and LAE incurred for the six-month periods ended was June 30, 2022 and 2021 is as follows:

	June 30, 2022			June 30, 2021
	Premium	Premium	Losses & LAE	Premium	Premium	Losses & LAE
	Written	Earned	Incurred	Written	Earned	Incurred

Direct	$4,699,316	$4,647,913	$3,034,051	$4,227,147	$3,765,991	$1,503,359
Ceded	(277,488)	(273,270)	(742,124)	(165,815)	(151,685)	(93,562)

Net	$4,421,828	$4,374,643	$2,291,927	$4,061,332	$3,614,306	$1,409,797

Note 11 – Goodwill and Other Intangibles

Goodwill

The carrying amount of the Company’s goodwill was $4,516,000 and $0 as of June 30, 2022 and December 31, 2021, respectively.

Other Intangible Assets

The following table presents the carrying amount of the Company’s other intangible assets as of June 30, 2022:

	Gross Carrying	Accumulated
	Amount	Amortization	Net
Agency Relationships	$1,930,000	$80,416	$1,849,584
Trade Name	130,000	8,667	121,333
Licenses	50,000	20,000	30,000
Total	$2,110,000	$109,083	$2,000,917

Amortization expense was $109,083 and $0 for the six months ended June 30, 2022 and 2021, respectively.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Other intangible assets that have finite lives, including agency relationships, trade names and licenses, are amortized over their useful lives. As of June 30, 2022, the estimated amortization of other intangible assets with finite lives for the next five years and thereafter is as follows:

Year ending December 31,	Amount
2022	$163,625
2023	277,250
2024	267,250
2025	267,250
2026	267,250
Thereafter	758,292
$2,000,917

Note 12 – Notes Payable

Properties has a mortgage with a financial institution that matures in February 2036 and has a fixed interest rate of 4.15% per annum. A balloon payment of the remaining mortgage is due at maturity. Installments of 95% of 810 5th Street LLC’s net rental proceeds, less $1,546 in replacement reserves and fees, are due monthly. Replacement reserves are included in other receivables. The mortgage outstanding balance as of June 30, 2022 and December 31, 2021 was $22,006,925 and $22,192,434, net of $1,190,961 and $1,262,794 of unamortized finance costs, respectively. The loan is secured by the property, held by 810 5th Street LLC, and a replacement reserve held in escrow.

In addition to the mortgage, Properties has two commercial lines of credit with the same financial institution with monthly payments totaling $34,576, maturing November 2025. Interest was calculated using a floating rate based off the 5-year treasury rate, subject to a floor of 4.25%. Effective November 2020, interest became fixed at 4.25%. The outstanding balances on the lines of credit as of June 30, 2022 and December 31, 2021 was $5,242,164 and $5,331,678, net of $24,653 and $28,261 in unamortized finance costs, respectively. The lines of credit are secured by the property held by 717 8th Street LLC and 2805 M Street LLC. In order to obtain the loans, finance costs were incurred and are being amortized over the loans’ terms. Interest expense included $47,180 of amortized finance costs in each of the six-month periods ended June 30, 2022 and 2021.

Under the terms of each of the credit facilities, each of the borrowers has granted the bank a right of set-off so that, in the event of a default, the bank may set-off the balance in the defaulting borrower's account against amounts owed to the bank. At June 30, 2022 and December 31, 2021, amounts included in cash and cash equivalents that were subject to the right of set-off were as follows:

	June 30,	December 31,
Borrower	2022	2021

717 8th Street LLC	$190,815	$189,577
2805 M Street LLC	241,122	84,522
Total	$431,937	$274,099

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Current and long-term debt maturity at June 30, 2022 and December 31, 2021 were as follows:

	June 30,	December 31,
	2022	2021

Current maturity	$696,675	$660,709
Current portion of unamortized finance costs	(94,359)	(94,359)
Current maturity, net of unamortized finance costs	602,316	566,350

Long-term maturity	27,768,028	28,126,197
Unamortized finance costs	(1,121,255)	(1,168,435)
Long-term maturity, net of unamortized finance costs	26,646,773	26,957,762

Notes payable	$27,249,089	$27,524,112

Annual long-term debt maturities at June 30, 2022 were as follows:

2022	$338,506
2023	733,235
2024	810,170
2025	5,438,375
2026	752,333
Thereafter	20,392,084
Total notes payable	28,464,703
Unamortized finance costs	(1,215,614)
Notes payable, net of unamortized finance costs	$27,249,089

Note 13 – Employee Benefits

401(k) Plan

In 2007, the Company introduced a Safe Harbor 401(k) plan for its employees. Contributions of 3% of each employee’s compensation are made each year. The Company’s contribution accrued for the six-month periods ending June 30, 2022 and 2021 was $29,727.

Defined Benefit Pension Plan

The Company has a non-contributory defined benefit pension plan (the “Plan”). The Plan benefits are based on years of service and the employee’s compensation. The Plan covered all employees of Amalgamated who had completed one year of service and attained age 21 before June 20, 2006. As of June 20, 2006, the Company decided to freeze the accrual of the future benefits for the Plan. Accordingly, there have been nor will there be additional benefits credited to plan participants after June 20, 2006.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the six-month periods ending June 30, 2022 and 2021, the components of the net periodic benefit costs were as follows:

	June 30,	June 30,
	2022	2021
Net periodic benefit costs:
Service costs	$-	$-
Interest costs	69,804	65,305
Settlement and curtailment costs	-	-
Expected return on plan assets	(150,737)	(154,012)
Amortization of transition assets or obligations	-	-
Amortization of prior service costs	-	-
Amortization of actuarial loss	21,399	23,067
Recognized gain or loss due to settlment or curtailment	-	-
Total net periodic benefit costs	$(59,534)	$(65,640)

The Company did not make any contributions to the defined benefit plan during the six-month periods ended June 30, 2022 and 2021.

ESOP

In connection with our conversion and public offering, we established an ESOP. The ESOP borrowed from the Company to purchase 202,950 shares in the offering. The issuance of the shares to the ESOP resulted in a contra account established in the equity section of the balance sheet for the unallocated shares at an amount equal to their $10.00 per share purchase price.

The Company may make discretionary contributions to the ESOP and pay dividends on unallocated shares to the ESOP. We make annual contributions to the ESOP sufficient to repay the loan. When loan payments are made, ESOP shares are allocated to participants based on relative compensation. The Company repurchases shares from participants that have left our employment. The Company contributed $0 to the ESOP for the six months ended June 30, 2022 and 2021, respectively.

A compensation expense charge is booked monthly during each year for the shares committed to be allocated to participants that year, determined with reference to the fair market value of our stock at the time the commitment to allocate the shares is accrued and recognized. For the six months ended June 30, 2022, we recognized compensation expense of $67,650 related to 6,765 shares of our common stock that are committed to be released to participants’ accounts at December 31, 2022. For the six months ended June 30, 2021, we recognized no compensation expense as there were no shares released in 2021.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 14 – Other Comprehensive Income

The following tables summarize the net change in after-tax accumulated other comprehensive income for the six-months ending June 30, 2022 and 2021 and significant amounts reclassified out of accumulated other comprehensive income for the six-months ending June 30, 2022 and 2022.

	Unrealized		Accumulated other
	appreciation on	Defined	comprehensive
	investments, net	Benefit Plan	income (loss)

Balance at January 1, 2021	$1,070,175	$(1,254,317)	$(184,142)

Other Comprehensive income before reclassifications	(240,613)	-	(240,613)
Reclassifications from accumulated other comprehensive income	69,755	-	69,755

Balance at June 30, 2021	$899,317	$(1,254,317)	$(355,000)

Balance at January 1, 2022	648,920	(1,224,641)	(575,721)

Other Comprehensive income before reclassifications	(1,401,878)	-	(1,401,878)
Reclassifications from accumulated other comprehensive income	(15,171)	-	(15,171)

Balance at June 30, 2022	$(768,129)	$(1,224,641)	$(1,992,770)

Note 15 – Related Parties

In 2019, the Company made an investment in Trustar Bank (“Trustar”), a newly formed financial institution. Certain members of the Board of Trustees of the Company maintain board of directors’, advisory director, and executive management positions at Trustar. Accordingly, Trustar is considered a related party. The carrying value, which approximated fair value, of the investment in Trustar was $218,270 and $216,228 on June 30, 2022 and December 31, 2021, respectively.

On March 27, 2020, the United States of America passed the COVID-19 Aid, Relief, and Economic

Security Act (“CARES Act”), which includes various programs to aid businesses that have been adversely impacted by the COVID-19. The Paycheck Protection Program (“PPP”) is a component of the CARES Act and is being administered by the Small Business Administration (“SBA”), an Agency of the United States of America SBA as part of their 7(a) loan program. Pursuant to the CARES Act, loans made under the PPP will be forgiven as long as the loan proceeds are used to cover payroll costs, mortgage interest, rent, and utility costs over the eight (8) week period after the loan is made, as long as employee and compensation levels are maintained.

On April 17, 2020, the Company closed on the PPP loan from Trustar, an authorized lender for the SBA, and received funds in the amount of $397,810. The Company utilized the PPP loan proceeds for eligible expenses and on December 3, 2020 the Company’s application for loan forgiveness was approved by the SBA and the loan and accrued interest was retired by Trustar. The Company recognized a gain on the forgiveness of the loan and accrued interest of $400,306 in 2020.

In January 2021, the SBA opened a second draw opportunity for PPP loans. The Company submitted its loan application under the program and was subsequently approved for a PPP loan through Trustar Bank. On February 9, 2021, the Company closed on the PPP loan from Trustar and received funds in the amount of $397,810. The Company utilized the PPP loan proceeds for eligible expenses and on March 9, 2022 the Company’s application for loan forgiveness was approved by the SBA and the loan and accrued interest was retired by Trustar. The Company recognized a gain on the forgiveness of the loan and accrued interest of $400,698 in 2022.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 16 – Commitments and Contingencies

Litigation

The Company is party to numerous claims, losses, and litigation matters that arise in the normal course of business. Many of such claims, losses, or litigation matters involve claims under policies that the Company underwrites as an insurer. The Company believes that the resolution of these claims and any resulting losses will not have a material adverse effect on the Company’s financial condition, results of operations, or cash flows.

Note 17 – Income Taxes

At June 30, 2022, and December 31, 2021, we had no unrecognized tax benefits, no accrued interest and penalties, and no significant uncertain tax positions. No interest and penalties were recognized during the six-month periods ended June 30, 2022 or 2021.

The Company had a $11,830,023 net operating loss carryforward at December 31, 2021. The net operating loss begins to expire in 2037. The Company also has a foreign tax credit carry-forward of $890.

As of June 30, 2022, federal income tax year 2018 through 2020 remain open for examination.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 18 – Segment Information

The Company has two primary reportable operating segments, which consist of insurance operations and real estate held for investment. The following table identifies selected financial data for the business segments:

	Six-months ended June,
	2022	2021
Revenues:
Insurance operations	$3,473,059	$5,536,919
Real estate held for investment	1,186,554	1,057,021
Total revenues	$4,659,613	$6,593,940

	Six-months ended June,
	2022	2021
Operating income (loss):
Insurance operations	$(11,371,583)	$1,497,907
Real estate held for investment	(80,741)	(224,007)
Income (loss) before income taxes	$(11,452,324)	$1,273,900

	June 30,	December 31,
	2022	2021
Assets:
Insurance operations	$55,606,627	$50,874,812
Real estate held for investment	36,741,305	37,024,932
Total assets	$92,347,932	$87,899,744

Note 19 – Subsequent Events

The Company signed a sublease agreement on July 14, 2022 for a new office space in Bethesda Maryland commencing on September 1, 2022.

The Company wrote off approximately $270,000 of capitalized software expenses in July 2022 due to the software vendor notifying us that they were ceasing further development of the partially developed software. We are currently negotiating a settlement with the software vendor.

In addition to the matters listed above, the Company has evaluated events that occurred subsequent to June 30, 2022 through September 28, 2022, the date on which the unaudited consolidated financial statements were issued for matters that required disclosure or adjustment to these consolidated financial statements.

ITEM 4. EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Amended and Restated Articles of Incorporation of Forge Group, Inc.**
2.2	Bylaws of Forge Group, Inc.**
3.1	Amended and Restated Amalgamated Casualty Insurance Company Plan of Conversion from Mutual to Stock Form adopted February 3, 2021.**
3.2	Form of Stock Certificate of Forge Group, Inc.**
3.3	Statement with Respect to Shares for Series A 8.5% Cumulative Convertible Preferred Stock of Forge Group, Inc.**
4.1	Stock Order Form and Instructions**
6.1	Forge Group, Inc. 2021 Stock Incentive Plan**
6.2	Form of Non-Qualified Stock Option Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**
6.3	Form of Qualified Stock Option Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**
6.4	Form of Restricted Stock Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**
6.5

Automobile Excess of Loss Reinsurance Contract dated June 1, 2020, between Amalgamated Casualty Insurance Company, Swiss Reinsurance America Corporation, Renaissance Reinsurance US, Inc. and Odyssey Reinsurance Company**

6.6	Forge Group, Inc. Employee Stock Ownership Plan**
6.7	Employment Agreement dated January 5, 2022, between Forge Group, Inc., Amalgamated Casualty Insurance Company and Patrick J. Bracewell**
6.8	Form of Restricted Stock Unit Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan.**
7.1	Stock Purchase Agreement dated April 7, 2021, between Amalgamated Specialty Group, Inc. and MCW Holdings, Inc.**
8.1	Form of Escrow Agreement among Griffin Financial Group, LLC, Amalgamated Casualty Insurance Company, Forge Group, Inc., and Computershare Trust Company, N.A.**

** Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter):	Forge Group, Inc.

This report has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Patrick J. Bracewell
	Name:	Patrick J. Bracewell
	Title:	Chief Executive Officer (Principal Executive Officer)

(Date): September 28, 2022

By:	/s/ Michael Henke
	Name:	Michael C. Henke
	Title:	Interim Principal Financial and Accounting Officer (Principal Financial Officer, Principal Accounting Officer)

(Date): September 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Patrick J. Bracewell	Chairman, President and Chief Executive Officer, Director	September 28, 2022
Patrick J. Bracewell

/s/ Shaza L. Andersen	Director	September 28, 2022
Shaza L. Andersen

/s/ Fred L. Brewer	Director	September 28, 2022
Fred L. Brewer

/s/ Jason K. Wolfe	Director	September 28, 2022
Jason K. Wolfe